SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For August, 2020

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP

(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil

(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position – Assets	3
Statement of Financial Position – Liabilities	4
Income Statement	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Equity
1/01/2020 to 6/30/2020	11
1/01/2019 to 6/30/2019	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Interim Financial Information	26
Comments on the Company’s Projections	76
Other Information Deemed as Relevant by the Company	77
Reports and Statements
Unqualified Reports on Special Review	79
Executive Officers’ Statement on the Financial Statements	80
Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Capital Breakdown

Number of shares	Current Quarter
(Units)	6/30/2020
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Proceed per Share
						(Reais / share)

Board of Directors’ Meeting	3/26/2020	Interest on Capital Payable	5/29/2020	Common		1.37670

PAGE: 2 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2020	12/31/2019
1	Total Assets	48,739,402	46,457,800
1,01	Current Assets	5,981,001	4,896,138
1.01.01	Cash and Cash Equivalents	3,366,405	2,253,210
1.01.03	Accounts Receivable	2,101,449	2,330,658
1.01.03.01	Trade Receivables	1,927,175	2,137,752
1.01.03.02	Other Receivables	174,274	192,906
1.01.03.02.01	Related-Party Balances	174,274	192,906
1.01.04	Inventories	84,745	70,454
1.01.06	Recoverable Taxes	295,656	141,266
1.01.06.01	Current Recoverable Taxes	295,656	141,266
1.01.08	Other Current Assets	132,746	100,550
1.01.08.03	Other	132,746	100,550
1.01.08.03.01	Restricted Cash	28,595	26,018
1.01.08.03.20	Other Assets	104,151	74,532
1,02	Noncurrent Assets	42,758,401	41,561,662
1.02.01	Long-Term Assets	8,990,112	8,821,073
1.02.01.04	Accounts Receivable	266,098	215,275
1.02.01.04.01	Trade Receivables	266,098	215,275
1.02.01.09	Receivables from Related Parties	636,137	657,990
1.02.01.09.03	Receivables from Controlling Shareholders	636,137	657,990
1.02.01.10	Other Noncurrent Assets	8,087,877	7,947,808
1.02.01.10.04	Escrow Deposits	176,681	177,982
1.02.01.10.05	Water National Agency (ANA)	32,798	32,466
1.02.01.10.06	Contract Asset	7,711,747	7,617,714
1.02.01.10.20	Other Assets	166,651	119,646
1.02.02	Investments	107,216	100,749
1.02.02.01	Equity Investments	59,667	53,187
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	59,667	53,187
1.02.02.02	Investment Properties	47,549	47,562
1.02.03	Property, Plant and Equipment	318,586	314,393
1.02.04	Intangible Assets	33,342,487	32,325,447
1.02.04.01	Intangible Assets	33,342,487	32,325,447
1.02.04.01.01	Concession Contracts	1,198,712	2,207,705
1.02.04.01.02	Program Contracts	17,098,947	15,184,575
1.02.04.01.03	Service Contracts	14,452,978	14,390,763
1.02.04.01.04	Software License of Use	526,156	471,706
1.02.04.01.05	Right of Use	65,694	70,698

PAGE: 3 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2020	12/31/2019
2	Total Liabilities	48,739,402	46,457,800
2,01	Current Liabilities	6,680,810	6,453,424
2.01.01	Labor and Pension Plan Liabilities	581,792	594,279
2.01.01.01	Pension Plan Liabilities	57,310	51,716
2.01.01.02	Labor Liabilities	524,482	542,563
2.01.02	Trade Payable	396,951	369,631
2.01.02.01	Domestic Suppliers	396,951	369,631
2.01.03	Tax Liabilities	490,206	250,318
2.01.03.01	Federal Tax Liabilities	484,911	243,732
2.01.03.01.02	Pis-Pasep and Cofins Payable	326,475	94,027
2.01.03.01.03	INSS (Social Security Contribution) Payable	121,819	39,404
2.01.03.01.20	Other Federal Taxes	36,617	110,301
2.01.03.03	Municipal Tax Liabilities	5,295	6,586
2.01.04	Borrowings and Financing	3,415,864	2,859,843
2.01.04.01	Borrowings and Financing	2,817,806	2,179,580
2.01.04.01.01	In Local Currency	525,784	297,680
2.01.04.01.02	In Foreign Currency	2,292,022	1,881,900
2.01.04.02	Debentures	516,697	601,861
2.01.04.03	Financing through Lease	81,361	78,402
2.01.05	Other Liabilities	1,198,821	1,829,106
2.01.05.01	Payables to Related Parties	626	293
2.01.05.01.03	Payables to Controlling Shareholders	626	293
2.01.05.02	Other	1,198,195	1,828,813
2.01.05.02.01	Dividends and Interest on Capital Payable	767	800,352
2.01.05.02.04	Services Payable	580,139	474,078
2.01.05.02.05	Refundable Amounts	44,196	42,093
2.01.05.02.06	Program Contract Commitments	252,704	273,932
2.01.05.02.07	Public-Private Partnership (PPP)	177,267	110,291
2.01.05.02.09	Indemnities	8,538	9,693
2.01.05.02.20	Other Liabilities	134,584	118,374
2.01.06	Provisions	597,176	550,247
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	243,822	200,391
2.01.06.01.01	Tax Provisions	25,689	26,375
2.01.06.01.02	Social Security and Labor Provisions	143,600	103,041
2.01.06.01.04	Civil Provisions	74,533	70,975
2.01.06.02	Other Provisions	353,354	349,856
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	15,367	15,086
2.01.06.02.04	Provisions for Customers	139,393	242,001
2.01.06.02.05	Provisions for Suppliers	198,594	92,769
2,02	Noncurrent Liabilities	20,783,568	18,368,593
2.02.01	Borrowings and Financing	12,971,497	10,384,866
2.02.01.01	Borrowings and Financing	8,470,899	6,889,591
2.02.01.01.01	In Local Currency	5,133,649	2,412,693
2.02.01.01.02	In Foreign Currency	3,337,250	4,476,898
2.02.01.02	Debentures	4,068,256	3,039,553
2.02.01.03	Financing through Lease	432,342	455,722

PAGE: 4 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2020	12/31/2019
2.02.02	Other Liabilities	7,025,482	7,064,170
2.02.02.02	Other	7,025,482	7,064,170
2.02.02.02.04	Pension Plan Liabilities	3,373,098	3,360,932
2.02.02.02.05	Program Contract Commitments	77,547	103,321
2.02.02.02.06	Public-Private Partnership (PPP)	3,087,888	3,183,689
2.02.02.02.07	Indemnities	28,814	31,740
2.02.02.02.08	Labor Liabilities	0	2,230
2.02.02.02.09	Deferred Cofins/Pasep	143,907	143,693
2.02.02.02.20	Other Liabilities	314,228	238,565
2.02.03	Deferred Taxes	378,989	433,996
2.02.03.01	Deferred Income Tax and Social Contribution	378,989	433,996
2.02.03.01.01	Deferred Income Tax and Social Contribution	378,989	433,996
2.02.04	Provisions	407,600	485,561
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	198,342	245,448
2.02.04.01.01	Tax Provisions	30,687	29,250
2.02.04.01.02	Social Security and Labor Provisions	161,218	209,759
2.02.04.01.04	Civil Provisions	6,437	6,439
2.02.04.02	Other Provisions	209,258	240,113
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	203,964	177,835
2.02.04.02.04	Provisions for Customers	4,349	1,691
2.02.04.02.05	Provisions for Suppliers	945	60,587
2,03	Equity	21,275,024	21,635,783
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserve	7,466,981	7,547,954
2.03.04.01	Legal Reserve	1,368,406	1,368,406
2.03.04.08	Additional Dividend Proposed	0	80,973
2.03.04.10	Reserve for Investments	6,098,575	6,098,575
2.03.05	Retained Earnings/Accumulated Losses	-279,786	0
2.03.06	Equity Valuation Adjustments	-912,171	-912,171

PAGE: 5 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement

(R$ thousands)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		4/01/2020 to 6/30/2020	Year	Previous Year	Year
			1/01/2020 to 6/30/2020	4/01/2019 to 6/30/2019	1/01/2019 to 6/30/2019
3.01	Revenue from Sales and/or Services	4,432,546	8,474,896	3,997,910	7,876,414
3.02	Cost of Sales and/or Services	-2,818,900	-5,240,912	-2,563,979	-4,901,082
3.02.01	Cost of Sales and/or Services	-1,822,224	-3,735,471	-1,890,929	-3,638,074
3.02.02	Construction Cost	-996,676	-1,505,441	-673,050	-1,263,008
3,03	Gross Profit	1,613,646	3,233,984	1,433,931	2,975,332
3.04	Operating Income/Expenses	-421,087	-1,038,397	-629,561	-1,029,306
3.04.01	Selling Expenses	-308,700	-648,159	-283,984	-482,939
3.04.01.01	Selling Expenses	-191,523	-373,493	-203,169	-394,364
3.04.01.02	Allowance for Doubtful Accounts	-117,177	-274,666	-80,815	-88,575
3.04.02	General and Administrative Expenses	-224,976	-509,155	-347,097	-557,478
3.04.04	Other Operating Income	30,616	40,655	20,831	34,216
3.04.04.01	Other Operating Income	33,803	44,859	22,955	37,947
3.04.04.02	Cofins and Pasep	-3,187	-4,204	-2,124	-3,731
3.04.05	Other Operating Expenses	79,068	71,782	-23,532	-29,090
3.04.06	Equity Results	2,905	6,480	4,221	5,985
3.05	Income before Financial Result and Taxes	1,192,559	2,195,587	804,370	1,946,026
3.06	Financial Result	-675,468	-2,655,753	-155,577	-306,033
3.06.01	Financial Income	69,568	169,724	93,875	196,075
3.06.01.01	Financial Income	72,763	176,572	97,108	205,058
3.06.01.02	Exchange Gains	404	1,628	1,322	591
3.06.01.03	Cofins and Pasep	-3,599	-8,476	-4,555	-9,574
3.06.02	Financial Expenses	-745,036	-2,825,477	-249,452	-502,108
3.06.02.01	Financial Expenses	-242,998	-526,903	-308,258	-560,735
3.06.02.02	Exchange Losses	-502,038	-2,298,574	58,806	58,627
3.07	Earnings before Income Tax	517,091	-460,166	648,793	1,639,993
3.08	Income Tax and Social Contribution	-138,931	180,380	-194,418	-538,327
3.08.01	Current	-107,351	125,373	-246,124	-556,609
3.08.02	Deferred	-31,580	55,007	51,706	18,282

PAGE: 6 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement

(R$ thousands)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		4/01/2020 to 6/30/2020	Year	Previous Year	Year
			1/01/2020 to 6/30/2020	4/01/2019 to 6/30/2019	1/01/2019 to 6/30/2019
3.09	Net Result from Continued Operations	378,160	-279,786	454,375	1,101,666
3.11	Profit/Loss for the Period	378,160	-279,786	454,375	1,101,666
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.55326	-0.40934	0.66477	1.61178
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.55326	-0.40934	0.66477	1.61178

PAGE: 7 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		4/01/2020 to 6/30/2020	Year	Previous Year	Year
			1/01/2020 to 6/30/2020	4/01/2019 to 6/30/2019	1/01/2019 to 6/30/2019
4.01	Net Income for the Period	378,160	-279,786	454,375	1,101,666
4.03	Comprehensive Income for the Period	378,160	-279,786	454,375	1,101,666

PAGE: 8 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2020 to 6/30/2020	1/01/2019 to 6/30/2019
6.01	Net Cash from Operating Activities	2,874,261	1,835,367
6.01.01	Cash from Operations	3,186,034	3,064,366
6.01.01.01	Profit before Income Tax and Social Contribution	-460,166	1,639,993
6.01.01.02	Provision and Inflation Adjustments on Provisions	122,039	159,872
6.01.01.04	Finance Charges from Customers	-438,406	-152,075
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off	5,757	14,192
6.01.01.06	Depreciation and Amortization	982,115	835,401
6.01.01.07	Interest on Borrowings and Financing Payable	285,680	273,784
6.01.01.08	Monetary and Exchange Variation on Borrowings and Financing	2,307,083	-28,631
6.01.01.09	Interest and Monetary Variation on Liabilities	13,118	21,874
6.01.01.10	Interest and Monetary Variation on Assets	-12,335	-21,076
6.01.01.11	Allowance for Doubtful Accounts	274,666	88,575
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (PCR)	1,744	15,426
6.01.01.13	Equity Results	-6,480	-5,985
6.01.01.14	Interest and Inflation Adjustment PPP	200,749	0
6.01.01.15	Other Adjustments	-3,263	119,421
6.01.01.16	Transfer of Funds to the São Paulo Municipal Government	114,473	-1,076
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Contracts	-35,579	-29,049
6.01.01.18	Pension Plan Liabilities	115,613	133,720
6.01.01.19	Agreement with the Municipality of Mauá	-280,774	0
6.01.02	Changes in Assets and Liabilities	56,283	-469,596
6.01.02.01	Trade Receivables	314,234	-40,291
6.01.02.02	Related-Party Balances and Transactions	50,217	19,411
6.01.02.03	Inventories	-14,291	-54,797
6.01.02.04	Recoverable Taxes	-29,017	176,149
6.01.02.05	Other Assets	-76,931	9,197
6.01.02.06	Escrow Deposits	13,164	-6,906
6.01.02.08	Trade Payables and Contractors	-169,547	-331,681
6.01.02.09	Salaries, Payroll Charges and Social Contributions	-14,231	-32,233
6.01.02.10	Pension Plan Liabilities	-103,447	-102,250
6.01.02.11	Taxes and Contributions Payable	249,381	-109,030
6.01.02.12	Services Payable	-8,412	42,448
6.01.02.13	Other Liabilities	-1,980	80,499
6.01.02.14	Provisions	-153,071	-119,904
6.01.02.15	Deferred Cofins/Pasep	214	-208
6.01.03	Other	-368,056	-759,403
6.01.03.01	Interest Paid	-368,056	-390,247
6.01.03.02	Income Tax and Social Contribution Paid	0	-369,156
6.02	Net Cash from Investing Activities	-1,278,629	-922,656
6.02.01	Acquisition of Contract Asset and Intangible Assets	-1,255,386	-901,495
6.02.02	Acquisition of Property, Plant and Equipment	-20,666	-28,614
6.02.03	Increase in Investments	0	223

PAGE: 9 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2020 to 6/30/2020	1/01/2019 to 6/30/2019
6.02.04	Restricted Cash	-2,577	7,230
6.03	Net Cash from Financing Activities	-482,437	-1,278,010
6.03.01	Funding	1,718,412	1,150,807
6.03.02	Amortization	-968,179	-1,476,152
6.03.03	Payment of Interest on Capital	-890,051	-739,990
6.03.04	Public-Private Partnership (PPP)	-229,574	-211,253
6.03.05	Program Contract Commitments	-113,045	-1,422
6,05	Increase (Decrease) in Cash and Cash Equivalents	1,113,195	-365,299
6.05.01	Opening Balance of Cash and Cash Equivalents	2,253,210	3,029,191
6.05.02	Closing Balance of Cash and Cash Equivalents	3,366,405	2,663,892

PAGE: 10 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2020 to 06/30/2020

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	7,547,954	0	-912,171	21,635,783
5.03	Restated Opening Balances	15,000,000	0	7,547,954	0	-912,171	21,635,783
5.04	Capital Transactions with Partners	0	0	-80,973	0	0	-80,973
5.04.08	Additional Dividends Approved	0	0	-80,973	0	0	-80,973
5,05	Total Comprehensive Income	0	0	0	-279,786	0	-279,786
5.05.01	Net Income for the Period	0	0	0	-279,786	0	-279,786
5.07	Closing Balances	15,000,000	0	7,466,981	-279,786	-912,171	21,275,024

PAGE: 11 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2019 to 06/30/2019

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	5,100,783	0	-549,095	19,551,688
5.03	Restated Opening Balances	15,000,000	0	5,100,783	0	-549,095	19,551,688
5.04	Capital Transactions with Partners	0	0	-60,331	0	0	-60,331
5.04.08	Additional Dividends Approved	0	0	-60,331	0	0	-60,331
5.05	Total Comprehensive Income	0	0	0	1,101,666	0	1,101,666
5.05.01	Net Income for the Period	0	0	0	1,101,666	0	1,101,666
5.07	Closing Balances	15,000,000	0	5,040,452	1,101,666	-549,095	20,593,023

PAGE: 12 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2020 to 6/30/2020	1/01/2019 to 6/30/2019
7.01	Revenue	8,777,703	8,356,624
7.01.01	Goods, Products and Services Sold	7,466,490	7,115,195
7.01.02	Other Revenue	44,859	37,947
7.01.03	Revenue from Construction of Own Assets	1,541,020	1,292,057
7.01.04	Allowance for/Reversal of Doubtful Accounts	-274,666	-88,575
7.02	Inputs Acquired from Third Parties	-3,551,164	-3,250,879
7.02.01	Costs of Sales and Services	-3,083,956	-2,648,235
7.02.02	Materials, Electricity, Outside Services and Others	-538,990	-573,554
7.02.04	Other	71,782	-29,090
7.03	Gross Value Added	5,226,539	5,105,745
7.04	Retentions	-982,115	-835,401
7.04.01	Depreciation, Amortization and Depletion	-982,115	-835,401
7.05	Net Value Added Produced	4,244,424	4,270,344
7.06	Wealth Received in Transfer	184,680	211,634
7.06.01	Equity Results	6,480	5,985
7.06.02	Financial Income	178,200	205,649
7.07	Total Value Added to Distribute	4,429,104	4,481,978
7.08	Value Added Distribution	4,429,104	4,481,978
7.08.01	Personnel	1,211,122	1,326,445
7.08.01.01	Salaries and Wages	858,114	860,598
7.08.01.02	Benefits	288,725	387,075
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	64,283	78,772
7.08.02	Taxes and Contributions	664,202	1,390,131
7.08.02.01	Federal	564,074	1,285,678
7.08.02.02	Sate	73,562	69,243
7.08.02.03	Municipal	26,566	35,210
7.08.03	Value Distributed to Providers of Capital	2,833,566	663,736
7.08.03.01	Interest	2,825,476	633,111
7.08.03.02	Rental	8,090	30,625
7.08.04	Value Distributed to Shareholders	-279,786	1,101,666
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	-279,786	1,101,666

PAGE: 13 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

1.	Quarter Highlights

The Company recorded net income of R$ 378.2 million in 2Q20, compared to net income of R$ 454.4 million in 2Q19, a decrease of R$ 76.2 million.

Adjusted EBITDA totaled R$ 1,581.4 million, an increase of R$ 349.8 million over the R$ 1,231.6 million reported in 2Q19.

The main quarterly highlights were:

(a)	Agreement with the municipality of Mauá

On June 16, 2020, the Company signed an agreement with the municipality of Mauá, and operations will begin on August 16. The impact of this agreement resulted in an increase of R$ 193.6 million in operating income and a reversion of
R$ 85.9 million in 2Q20 expenses, as shown below:

Impacts of Mauá (R$ million)			Var.
	2Q20	2Q19	R$
Wholesale Revenue (1)	195.0	1.4	193.6
(=) Total Revenue	195.0	1.4	193.6
Estimated losses with asset compensation (2)	85.9	-	85.9
(=) Total Expenses	85.9	-	85.9
(=) Net effect	280.9	1.4	279.5
(1)	Non-recurring revenue from 2Q20, as a result from the agreement signed with the municipality.
(2)	Reversal of non-recurring estimated loss expenses, as a result from the agreement signed with the municipality.

(b)	Economic instability worsened by COVID-19

The economic instability worsened by COVID-19 caused adverse results for the Company, especially:

(i)	reduction in revenues from commercial and industrial customers in the amount of approximately R$ 323.1 million, mainly offset by the increase in residential volume;
(ii)	postponement of the tariff readjustment, with estimated impact of R$ 28.0 million on operating revenue;
(iii)	payment exemption by customers of Residential Social and Residential Favela categories, of approximately R$ 65.3 million;
(iv)	increase in the default levels and expectation of higher future losses, due to the decrease in the municipalities’ revenue and the increase in bankruptcy petitions, with an impact of R$ 36.4 million; and
(v)	exchange volatility, increasing expenses with exchange variation by R$ 560.8 million.

(c)	Operation in the municipality of Santo André

The operation in the municipality of Santo André, started in August 2019, increased gross operating revenue by R$ 73.4 million and expenses by R$ 36.9 million year over year in 2Q20, as shown below:

Impacts of Santo André (R$ million)			Var.
	2Q20	2Q19	R$
Revenue – Wholesale (1)	-	10.0	(10.0)
Revenue - Retail (2)	83.4	-	83.4
(=) Total Gross Revenue	83.4	10.0	73.4
COFINS and PASEP	(5.3)	(0.7)	(4.6)
Net Revenue	78.1	9.3	68.8
Costs and Expenses (3)	(33.2)	-	(33.2)
Allowance for doubtful accounts	(3.7)	-	(3.7)
(=) Total Expenses	(36.9)	-	(36.9)
(=) Net effect	41.2	9.3	31.9
(1)	Revenue in 2Q19, referring to wholesale billing.
(2)	Revenue in 2Q20, referring to billing from retail operations.
(3)	Costs and expenses in 2Q20, related to the operation (excludes indirect costs and expenses).

PAGE: 14 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

(d)	Signing of a new health plan with Fundação CESP - FUNCESP

With the beginning of operations of the health plan administered by Fundação CESP in August 2019, expenses with medical assistance fell by R$38.6 million in 2Q20, as shown below:

R$ million
	2Q20	2Q19	Var.
Healthcare expenses	35.9	74.5	(38.6)

2.	Profit (loss) for the period

R$ million

			Var.				Var.
	2Q20	2Q19	R$	%	1H20	1H19	R$	%
Gross operating revenue	3,662.6	3,579.0	83.6	2.3	7,466.5	7,115.2	351.3	4.9
Construction revenue	1,019.6	688.5	331.1	48.1	1,541.0	1,292.0	249.0	19.3
COFINS, PASEP and TRCF taxes	(249.7)	(269.6)	19.9	(7.4)	(532.6)	(530.8)	(1.8)	0.3
(=) Net operating revenue	4,432.5	3,997.9	434.6	10.9	8,474.9	7,876.4	598.5	7.6
Costs and expenses	(2,355.9)	(2,522.0)	166.1	(6.6)	(4,892.8)	(4,678.5)	(214.3)	4.6
Construction costs	(996.7)	(673.0)	(323.7)	48.1	(1,505.4)	(1,263.0)	(242.4)	19.2
Equity result	3.0	4.2	(1.2)	(28.6)	6.5	6.0	0.5	8.3
Other operating revenues (expenses), net	109.7	(2.7)	112.4	-	112.4	5.1	107.3	-
(=) Earnings before financial result, income tax and social contribution	1,192.6	804.4	388.2	48.3	2,195.6	1,946.0	249.6	12.8
Financial result	(675.5)	(155.6)	(519.9)	334.1	(2,655.8)	(306.0)	(2,349.8)	767.9
(=) Earnings before income tax and social contribution	517.1	648.8	(131.7)	(20.3)	(460.2)	1,640.0	(2,100.2)	(128.1)
Income tax and social contribution	(138.9)	(194.4)	55.5	(28.5)	180.4	(538.3)	718.7	(133.5)
(=) Net income/(loss)	378.2	454.4	(76.2)	(16.8)	(279.8)	1,101.7	(1,381.5)	(125.4)
Earnings/(loss) per share (R$) *	0.55	0.66			(0.41)	1.61

(*) Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Var.				Var.
	2Q20	2Q19	R$	%	1H20	1H19	R$	%
Net profit/(loss)	378.2	454.4	(76.2)	(16.8)	(279.8)	1,101.7	(1,381.5)	(125.4)
Income tax and social contribution	138.9	194.4	(55.5)	(28.5)	(180.4)	538.3	(718.7)	(133.5)
Financial result	675.5	155.6	519.9	334.1	2,655.8	306.0	2,349.8	767.9
Other operating revenues (expenses), net	(109.7)	2.7	(112.4)	(4,163.0)	(112.4)	(5.1)	(107.3)	2,103.9
(=) Adjusted EBIT*	1,082.9	807.1	275.8	34.2	2,083.2	1,940.9	142.3	7.3
Depreciation and amortization	498.5	424.5	74.0	17.4	982.0	835.4	146.6	17.5
(=) Adjusted EBITDA**	1,581.4	1,231.6	349.8	28.4	3,065.2	2,776.3	288.9	10.4
(%) Adjusted EBITDA margin	35.7	30.8			36.2	35.2

* Adjusted EBIT corresponds to net profit/(loss) before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITA corresponds to net profit/(loss) before: (i) other operating revenues/expenses, net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

In 2Q20, net operating revenue, which considers construction revenue, totaled R$4,432.5 million, up by 10.9% over the same period of the prior year.

PAGE: 15 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Costs and expenses, which consider construction costs, totaled R$ 3,352.6 million, up 4.9% over the prior year.

Adjusted EBIT totaled R$ 1,082.9 million, up 34.2% over the R$ 807.1 million recorded in 2Q19.

Adjusted EBITDA, in the amount of R$ 1,581.4 million, increased 28.4% when compared to the R$ 1,231.6 million reported in 2Q19 (R$ 7,799.4 million in the last 12 months).

Adjusted EBITDA margin was 35.7% in 2Q20, against 30.8% in 2Q19 (42.0% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin was 45.7% in 2Q20, compared to 36.7% in 2Q19 and 50.2% in the last 12 months.

In 2Q20, the Company recorded net income of R$ 378.2 million, compared to net income of R$ 454.4 million in 2Q19.

3.	Gross operating revenue

The gross operating revenue related to sanitation services, in the amount of R$ 3,662.6 million, which does not consider construction revenue, increased by R$ 83.6 million or 2.3%, when compared to R$ 3,579.0 million in 2Q19.

The main factors that led to this variation were:

•	Tariff adjustment of 4.7% since May 2019;
•	R$ 73.4 million increase in operating revenues, resulting from the operation in the municipality of Santo André, which started in 2019; and
•	R$ 193.6 million increase in operating revenues, resulting from the agreement with the municipality of Mauá.

The increase in operating revenue was mitigated by:

•	2.0% decrease in total billed volume, 2.1% from water supply and 2.0% from sewage services, excluding the volumes of Santo André, Mauá, and customers from the “Residential Social” and “Residential Favela” categories, who are exempt from paying water and sewage bills;
•	Exemption granted to customers in the “Residential Social” and “Residential Favela” categories from paying water and sewage bills, leading to a decrease of R$ 38.6 million; and
•	Lower billed volume in the Commercial, Industrial and Public categories, leading to a reduction of approximately R$ 323.1 million, compared to 2Q19.

4.	Construction revenue

Construction revenue increased by R$ 331.1 million, or 48.1%, from 2Q19. The variation was mainly due to higher asset investments.

PAGE: 16 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

5.	Billed volume

The following tables show water and sewage billed volumes, on a quarter-over-quarter and year-over-year basis, per customer category and region. The volumes of Santo André, Mauá and the categories exempt from payment are presented individually.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	2Q20	2Q19	Var. %	2Q20	2Q19	Var. %	2Q20	2Q19	Var. %
Residential	420.8	420.4	0.1	366.8	362.0	1.3	787.6	782.4	0.7
Commercial	36.4	43.7	(16.7)	34.1	42.7	(20.1)	70.5	86.4	(18.4)
Industrial	6.9	8.1	(14.8)	8.1	9.9	(18.2)	15.0	18.0	(16.7)
Public	8.6	11.4	(24.6)	7.7	10.2	(24.5)	16.3	21.6	(24.5)
Total retail	472.7	483.6	(2.3)	416.7	424.8	(1.9)	889.4	908.4	(2.1)
Wholesale (3)	12.4	11.9	4.2	3.5	3.9	(10.3)	15.9	15.8	0.6
Subtotal	485.1	495.5	(2.1)	420.2	428.7	(2.0)	905.3	924.2	(2.0)
Santo André (4)	13.5	18.0	(25.0)	13.3	4.5	195.6	26.8	22.5	19.1
Mauá (5)	9.3	8.7	6.9	-	-	-	9.3	8.7	6.9
Residential Social/Favela (6)	25.9	-	-	19.1	-	-	45.0	-	-
Total	533.8	522.2	2.2	452.6	433.2	4.5	986.4	955.4	3.2
	Water			Sewage			Water + Sewage
Category	1H20	1H19	Var. %	1H20	1H19	Var. %	1H20	1H19	Var. %
Residential	860.3	852.5	0.9	746.0	731.8	1.9	1,606.3	1,584.3	1.4
Commercial	80.1	87.4	(8.4)	76.5	84.9	(9.9)	156.6	172.3	(9.1)
Industrial	14.9	16.4	(9.1)	17.9	19.8	(9.6)	32.8	36.2	(9.4)
Public	18.9	21.8	(13.3)	16.8	19.5	(13.8)	35.7	41.3	(13.6)
Total retail	974.2	978.1	(0.4)	857.2	856.0	0.1	1,831.4	1,834.1	(0.1)
Wholesale (3)	24.8	23.8	4.2	7.5	8.2	(8.5)	32.3	32.0	0.9
Subtotal	999.0	1,001.9	(0.3)	864.7	864.2	0.1	1,863.7	1,866.1	(0.1)
Santo André (4)	26.7	35.8	(25.4)	26.5	8.8	201.1	53.2	44.6	19.3
Mauá (5)	9.3	17.2	(45.9)	-	-	-	9.3	17.2	(45.9)
Residential Social/Favela (6)	28.5	-	-	21.0	-	-	49.5	-	-
Total	1,063.5	1,054.9	0.8	912.2	873.0	4.5	1,975.7	1,927.9	2.5
WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q20	2Q19	Var. %	2Q20	2Q19	Var. %	2Q20	2Q19	Var. %
Metropolitan	306.3	322.0	(4.9)	270.8	282.8	(4.2)	577.1	604.8	(4.6)
Regional (2)	166.4	161.6	3.0	145.9	142.0	2.7	312.3	303.6	2.9
Total retail	472.7	483.6	(2.3)	416.7	424.8	(1.9)	889.4	908.4	(2.1)
Wholesale (3)	12.4	11.9	4.2	3.5	3.9	(10.3)	15.9	15.8	0.6
Subtotal	485.1	495.5	(2.1)	420.2	428.7	(2.0)	905.3	924.2	(2.0)
Santo André (4)	13.5	18.0	(25.0)	13.3	4.5	195.6	26.8	22.5	19.1
Mauá (5)	9.3	8.7	6.9	-	-	-	9.3	8.7	6.9
Residential Social/Favela (6)	25.9	-	-	19.1	-	-	45.0	-	-
Total	533.8	522.2	2.2	452.6	433.2	4.5	986.4	955.4	3.2
	Water			Sewage			Water + Sewage
Region	1H20	1H19	Var. %	1H20	1H19	Var. %	1H20	1H19	Var. %
Metropolitan	635.6	644.4	(1.4)	560.3	564.1	(0.7)	1,195.9	1,208.5	(1.0)
Regional (2)	338.6	333.7	1.5	296.9	291.9	1.7	635.5	625.6	1.6
Total retail	974.2	978.1	(0.4)	857.2	856.0	0.1	1,831.4	1,834.1	(0.1)
Wholesale (3)	24.8	23.8	4.2	7.5	8.2	(8.5)	32.3	32.0	0.9
Subtotal	999.0	1,001.9	(0.3)	864.7	864.2	0.1	1,863.7	1,866.1	(0.1)
Santo André (4)	26.7	35.8	(25.4)	26.5	8.8	201.1	53.2	44.6	19.3
Mauá (5)	9.3	17.2	(45.9)	-	-	-	9.3	17.2	(45.9)
Residential Social/Favela (6)	28.5	-	-	21.0	-	-	49.5	-	-
Total	1,063.5	1,054.9	0.8	912.2	873.0	4.5	1,975.7	1,927.9	2.5

(1)	Unaudited
(2)	Including coastal and interior regions
(3)	Wholesale includes volumes of reuse water and non-domestic sewage
(4)	Billed volume in the retail segment in 2Q20/1H20 and in the wholesale segment in 2Q19/1H19
(5)	Billed volume in the wholesale segment
(6)	Billed volume in the categories exempt from paying water and sewage bills

PAGE: 17 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

6.	Costs, administrative & selling expenses and construction costs

Costs, administrative & selling expenses and construction costs increased by R$ 157.6 million in 2Q20 (4.9%). Excluding construction costs, the increase was R$ 166.1 million (6.6%).

Costs, administrative & selling expenses and construction costs as a percentage of net revenues was 75.6% in 2Q20, compared to 79.9% in 2Q19.

R$ million

			Var.				Var
	2Q20	2Q19	R$	%	1H20	1H19	R$	%
Salaries and payroll charges and Pension plan obligations	658.3	771.6	(113.3)	(14.7)	1,336.1	1,452.6	(116.5)	(8.0)
General supplies	57.5	71.4	(13.9)	(19.5)	123.2	128.8	(5.6)	(4.3)
Treatment supplies	81.2	75.7	5.5	7.3	175.0	162.4	12.6	7.8
Services	442.0	454.4	(12.4)	(2.7)	866.1	876.5	(10.4)	(1.2)
Electricity	278.5	279.5	(1.0)	(0.4)	605.0	562.6	42.4	7.5
General expenses	204.5	339.2	(134.7)	(39.7)	496.9	530.9	(34.0)	(6.4)
Tax expenses	18.2	24.9	(6.7)	(26.9)	33.7	40.7	(7.0)	(17.2)
Subtotal	1,740.2	2,016.7	(276.5)	(13.7)	3,636.0	3,754.5	(118.5)	(3.2)
Depreciation and amortization	498.5	424.5	74.0	17.4	982.0	835.4	146.6	17.5
Allowance for doubtful accounts	117.2	80.8	36.4	45.0	274.8	88.6	186.2	210.2
Subtotal	615.7	505.3	110.4	21.8	1,256.8	924.0	332.8	36.0
Costs, administrative and selling expenses	2,355.9	2,522.0	(166.1)	(6.6)	4,892.8	4,678.5	214.3	4.6
Construction costs	996.7	673.0	323.7	48.1	1,505.4	1,263.0	242.4	19.2
Costs, adm & selling expenses and construction costs	3,352.6	3,195.0	157.6	4.9	6,398.2	5,941.5	456.7	7.7
% of net revenue	75.6	79.9			75.5	75.4

Salaries and payroll charges and Pension plan obligations

In 2Q20, the R$ 113.3 million decrease was due to:

•	R$ 38.6 million decrease in healthcare expenses.
•	R$ 37,4 million decrease in TAC expenses of retirees; and
•	R$ 22.7 million, mainly due to the 4.99% salary adjustment in May 2019, leading to an adjustment to the provisions with the payroll of such period (vacation and Christmas bonus, among others). There was no salary adjustment in 2Q20.

General supplies

Decrease of R$ 13.9 million, or 19.5%, mostly due to lower volumes of supplies used in the maintenance of water and sewage networks and connections in 2Q20.

Services

Service expenses, totaling R$ 442.0 million, increased by R$ 12.4 million, or 2.7%, compared to the R$ 454.4 million reported in 2Q19. The main changes were:

•	R$ 14.3 million decrease with employees assigned by the municipality of Guarulhos;
•	R$ 7.5 million decrease from higher credit recovery in 2Q19; and
•	R$ 5.9 million decrease with IT maintenance and support.

The decreases above were offset by the R$ 12.7 million increase in customer service.

PAGE: 18 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

General expenses

Decrease of R$ 134.7 million, or 39.7%, to R$ 204.5 million in 2Q20, compared to the R$ 339.2 million recorded in 2Q19, mainly due to:

•	Non-recurring expenses related to the conclusion of lawsuits in 2Q19, due to the signing of an agreement with the municipality of São Bernardo do Campo, in the amount of R$ 39.0 million;
•	Lower provisioning for lawsuits in 2Q20, in the amount of R$ 54.0 million; and
•	Lower provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$14.0 million, as a result of the decrease in revenues earned in the municipality of São Paulo.

Depreciation and amortization

Increase of R$ 74.0 million, or 17.4%, due to the entry into the intangible asset’s operation, in the total of R$ 3.2 billion.

Allowance for doubtful accounts

Increase of R$ 36.4 million, due to the economic instability worsened by COVID-19, mainly because of: (i) increase in default levels; and (ii) expectation of higher future losses, due to the decrease in the municipalities’ revenue and the increase in bankruptcy petitions.

Other operating revenues (expenses), net

Other net operational revenues and expenses increased by R$ 112.4 million, mostly from the reversal of estimated losses with asset compensation in the municipality of Mauá, in the amount of R$ 85.9 million, due to the signing of an agreement.

PAGE: 19 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

7.	Financial result

R$ million

Var.
2Q20	2Q19	R$	%
Financial expenses, net of income	(173.0)	(176.1)	3.1	(1.8)
Monetary and exchange variations, net	(502.5)	20.5	(523.0)	-
Financial Result	(675.5)	(155.6)	(519.9)	334.1

Financial expenses, net of income

R$ million

Var.
2Q20	2Q19	R$	%

Financial expenses

Interest and charges on domestic borrowings and financing	(89.3)	(77.8)	(11.5)	14.8
Interest and charges on international borrowings and financing	(35.2)	(41.1)	5.9	(14.4)
Other financial expenses	(94.3)	(125.0)	30.7	(24.6)
Total financial expenses	(218.8)	(243.9)	25.1	(10.3)
Financial revenue	45.8	67.8	(22.0)	(32.4)
Financial expenses, net of income	(173.0)	(176.1)	3.1	(1.8)

Decrease of R$ 3.0 million, due to:

•	R$ 11.5 million increase in interest and charges on local borrowings and financing, mainly due to the partial debt exchange from foreign currency to local currency;
•	R$ 5.9 million decrease in interest and charges on foreign borrowings and financing, mainly due to the US$ 494.6 million debt exchange to R$ 2,810.9 million with the Interamerican Development Bank (IDB);
•	R$ 30.7 million decrease in other financial expenses, as a result of lower recognition of interest on lawsuits, in the amount of R$ 24.5 million; and
•	R$ 22.0 million decrease in financial revenues, mostly from the lower yield on financial investments, due to the reduction in the remuneration of the DI rate.

Monetary and exchange variations, net

R$ million

Var.
2Q20	2Q19	R$	%
Monetary and exchange variation on liabilities
Monetary variation on borrowings and financing	10.1	(13.3)	23.4	(175.9)
Exchange variation on borrowings and financing	(502.0)	58.8	(560.8)	(953.7)
Other monetary variations	(34.3)	(51.1)	16.8	(32.9)
Total monetary and exchange variation on liabilities	(526.2)	(5.6)	(520.6)	9,296.4
Monetary/exchange variation on assets	23.7	26.1	(2.4)	(9.2)
Monetary/exchange variation, net	(502.5)	20.5	(523.0)	(2,551.2)

The effect of net monetary and exchange variations was R$ 523.0 million in 2Q20, higher than in 2Q19, especially due to:

PAGE: 20 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

•	R$ 560.8 million increase in exchange variation on borrowings and financing, due to: (i) appreciation of the Dollar against the Real in 2Q20, compared to a depreciation in 2Q19 (5.3% and -1.7%, respectively); and (ii) higher appreciation of the Yen against the Real in 2Q20, compared to the appreciation in 2Q19 (5.1% and 0.9%, respectively);
•	R$ 23.4 million decrease in monetary variation on borrowings and financing, due to the decrease in the IPCA consumer price index; and
•	R$ 16.8 million decrease in other monetary variations, due to higher monetary variation on lawsuits in 2Q20, in the amount of R$ 20.0 million.

8.	Income tax and social contribution

The lower taxable result presented in 2Q20, mainly due to higher expenses with exchange variation, mitigated by the impacts from the signing of an agreement with the municipality of Mauá, led to a decrease of R$ 55.5 million.

9.	Indicators
a)	Operating

Operating indicators(*)	2Q20	2Q19%
Water connections (1)	10,022	9,546	5.0
Sewage connections (1)	8,426	7,961	5.8
Population directly served - water (2)	27.2	26.3	3.4
Population directly served - sewage (2)	24.0	22.9	4.8
Number of employees	13,881	14,156	(1.9)
Water volume produced in the quarter (3)	714	719	(0.7)
Water volume produced in the semester (3)	1,445	1,430	1.0
IPM - Measured water loss (%) (4)	28.3	29.8	(5.0)
IPDt (liters/connection x day) (4)	277.0	291.0	(4.8)

(1) Total connections, active and inactive, in thousand units at the end of the period

(2) In million inhabitants, at the end of the period. Does not include wholesale

(3) In millions of cubic meters

(4) Does not include Guarulhos and Santo André

(*) Unaudited

b)	Managerial

The Managerial performance indicators below show gross revenue, operating expenses and EBITDA, all of them per billed cubic meter.

The historical series has been presented since 2014, based on quarterly financial data disclosed by the Company, excluding some non-recurring and significant events that would distort the result.

All indicators were calculated based on average values of 2Q20, adjusted by changes in the IPCA consumer price index, to determine the behavior on a same-price base in the period.

Gross Revenue per billed cubic meter increased, especially after the third quarter of 2015. Second-quarter result fell by 8% year-over-year, influenced by the lower consumption of non-residential customers, exemption of users under the “Residential Social" and “Residential Favela" (shantytown) categories from paying the tariffs and postponement of the tariff adjustment.

PAGE: 21 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Operating Expenses per billed cubic meter increased in a controlled manner on a quarterly basis, compatible with the expansion of operations showing a stable average performance and reflecting disciplined cost management. 2Q20 is the fourth quarter with consecutive decrease.

Finally, the EBITDA per cubic meter increased in the period, basically due to the performance of Gross Revenue and Operating Expenses.

Total Gross Revenue per Billed m³ - R$/m³

Values at average prices in 2Q20, adjusted by the IPCA consumer price index

Excluding:

1.	Construction revenue
2.	R$ 928 million referring to the agreement signed with the municipality of Guarulhos in 4Q18
3.	R$ 1,254 million referring to the agreement signed with the municipality of Santo André in 3Q19
4.	R$ 194.9 million referring to the agreement signed with the municipality of Mauá in 2Q20

Operating Expenses per Billed m³ - R$/m³

Values at average prices in 2Q20, adjusted by the IPCA consumer price index

Considers: personnel, treatment supplies, general supplies, outsourced services, electricity, general expenses and tax expenses.

Reversals excluded:

1.	R$ 696 million referring to the agreement signed with the State Government in 1Q15
2.	R$ 307 million referring to the migration of the private pension plan in 3Q16
3.	R$ 173 million referring to the end of TAC of retirees in 3Q19

PAGE: 22 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

EBITDA per Billed m³ - R$/m³

Values at average prices in 2Q20, adjusted by the IPCA consumer price index

Excluding:

1.	Revenue:
−	R$ 928 million referring to the agreement signed with the municipality of Guarulhos in 4Q18
−	R$ 1,254 million referring to the agreement signed with the municipality of Santo André in 3Q19
−	R$ 194.9 million referring to the agreement signed with the municipality of Mauá in 2Q20

2.	Reversal of Expenses:
−	R$ 696 million referring to the agreement signed with the State Government in 1Q15
−	R$ 307 million referring to the migration of the private pension plan in 3Q16
−	R$ 173 million referring to the end of TAC of retirees in 3Q19

c)	Economic

Economic variables at the end of the quarter (*)	2Q20	2Q19
Amplified Consumer Price Index (1)	(0.43)	0.71
National Consumer Price Index (1)	(0.18)	0.76
Consumer Price Index (1)	(0.15)	0.42
Interbank Deposit Certificate (2)	2.15	6.40
DOLLAR (3)	5.4760	3.8322
YEN (3)	0.05081	0.03554

(1) Accrued in the quarter (%)

(2) Quarterly average

(3) Ptax sale rate on the last day

(*) Unaudited

PAGE: 23 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

10.	Borrowings and financing

On July 10, 2020, SABESP carried out the 26th issue of debentures in the amount of R$ 1.045 billion, maturing in July 2030, in two series, the first of which totaling R$ 600.0 million at IPCA + 4.65% p.a., and the second totaling R$ 445.0 million at IPCA + 4.95% p.a.

(R$ thousand)

DEBT PROFILE
INSTITUTION	2020	2021	2022	2023	2024	2025	2026 onwards	TOTAL	% of total
Local currency
Debentures	89,816	1,926,442	566,742	369,819	703,791	280,825	647,518	4,584,953	28
Brazilian Federal Savings Bank	43,111	89,474	94,344	87,270	86,111	91,504	924,963	1,416,777	9
BNDES	80,841	161,682	161,682	155,995	150,497	132,572	496,981	1,340,250	8
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,798,924	2,796,343	17
Leases	59,145	62,890	39,843	36,298	39,446	42,942	233,139	513,703	3
Other	1,043	3,004	3,188	3,130	1,384	1,268	-	13,017	0
Interest and charges	80,957	12,089	-	-	-	-	-	93,046	1
Total in local currency	445,587	2,436,930	1,047,148	833,861	1,162,578	730,460	4,101,525	10,758,089	66
Foreign currency
IDB 1212	28,141	56,283	56,283	56,283	56,283	56,283	-	309,556	2
IBRD	16,646	33,292	33,292	33,292	33,292	33,292	283,810	466,916	3
Eurobonds	1,916,188	-	-	-	-	-	-	1,916,188	12
JICA	106,490	213,338	213,697	213,697	213,697	,	1,605,683	2,780,299	17
IDB 1983AB	-	42,123	42,123	40,910	-	-	-	125,156	1
Interest and charges	31,157	-	-	-	-	-	-	31,157	0
Total in foreign currency	2,098,622	345,036	345,395	344,182	303,272	303,272	1,889,493	5,629,272	34

TOTAL	2,544,209	2,781,966	1,392,543	1,178,043	1,465,850	1,033,732	5,991,018	16,387,361	100

Covenants

The table below shows the most restrictive covenants in 2Q20:

Covenants
Adjusted EBITDA/Adjusted Financial Expenses	Equal to or higher than 2.80
Adjusted Net Debt/Adjusted EBITDA	Equal to or lower than 3.80
Adjusted Total Debt/Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1)/Adjusted EBITDA	Equal to or lower than 1.30
Adjusted current ratio	Higher than 1.00
EBITDA/Financial Expenses Paid	Equal to or higher than 2.35
Net Debt/Adjusted EBITDA	Equal to or lower than 3.50

(1)“Other Onerous Debts” correspond to the sum of pension obligations and healthcare plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

On June 30, 2020, the Company had met the requirements set forth by its loan and financing agreements.

11.	Capex

The Company invested R$ 1,328.8 million in 2Q20, R$ 514.3 million of which did not affect cash. Investments totaled R$ 2,044.8 million in 1H20, R$ 827.1 million of which did not affect cash.

PAGE: 24 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

12.	New Legal Sanitation Framework

On July 15, 2020, the Brazilian President sanctioned Law 14,026/2020 with 11 vetoes. Although they can be overruled by the Brazilian Congress, by extinguishing the program contract, the Law changes the scenario for operations in the sector, ensuring competition.

Additionally, the Law imposes performance goals that encourage operators to increase operating efficiency, and provides conditions for the National Water Agency (ANA) to establish parameters and guidelines in order to minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

In this context, the Company believes it has competitive advantages, given that: i) contracts already include goals that meet or even anticipate those contained in the new regulatory framework, ii) it provides access to public and private capital, iii) it has high governance level; and iv) it has great exposure to the market, thus being prepared to compete in the expansion of its market share.

PAGE: 25 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in the municipality São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government (GESP). The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of June 30, 2020, the Company operated water and sewage services in 373 municipalities of the São Paulo State. Most of these municipalities’ operations are based on 30-year concession, program and service contracts; of the 373 municipalities served, 339 have already signed contracts, pursuant to Law 11,445/2007.

The table below shows a summary of the contractual situation of the municipalities served:

	June 30, 2020	December 31, 2019	June 30, 2019

Total municipalities that have already signed contracts*	341	325	312
Balance – intangible and contract assets	38,369,843	35,990,087	31,306,076
Percentage of intangible and contract assets	93.46%	90.10%	84.19%
Revenue from sanitation services (excluding construction revenue)	6,913,492	13,700,777	6,379,170
Percentage of revenue from sanitation services (excluding construction revenue)	92.59%	84.92%	89.66%

Municipalities with contracts under negotiation (expired):	8	21	32
Balance – intangible and contract assets	214,050	1,637,878	3,709,463
Percentage of intangible and contract assets	0.52%	4.10%	9.98%
Revenue from sanitation services (excluding construction revenue)	18,892	451,603	364,252
Percentage of revenue from sanitation services (excluding construction revenue)	0.25%	2.80%	5.12%

Municipalities with concession agreements due by 2030:	26	27	29
Balance – intangible and contract assets	1,184,831	1,181,172	1,233,471
Percentage of intangible and contract assets	2.89%	2.96%	3.32%
Revenue from sanitation services (excluding construction revenue)	283,603	588,628	293,031
Percentage of revenue from sanitation services (excluding construction revenue)	3.80%	3.65%	4.12%

Municipality of São Paulo:
Percentage of intangible and contract assets	42.30%	43.37%	45.62%
Percentage of revenue from sanitation services (excluding construction revenue)	43.94%	44.48%	48.33%
* Includes the municipalities of Tejupá and Mauá, which signed contracts in March and June 2020, and will be provided with services as from September and August 2020, respectively.

PAGE: 26 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

The Company operates in the municipality of Juquitiba under authorization by public deeds, which are valid and governed by the Brazilian Civil Code. Revenue from sanitation services (excluding construction revenue) of this municipality totaled R$ 2,995 in the six-month period ended June 30, 2020 (R$ 2,651 in the six-month period ended June 30, 2019) and the total amount of intangible and contract assets for this municipality was R$ 81,416 as of June 30, 2020 (R$ 80,563 as of June 30, 2019).

The Company's shares have been listed in the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Economic instability worsened by COVID-19

The global economic instability worsened in early 2020 with the outbreak of a new coronavirus, which was considered pandemic by the World Health Organization (WHO). Accordingly, SABESP has adopted and has taken several preventive measures to ensure the continuity and quality of the services provided to the population, given that the services rendered by the Company have become even more essential to the society in the context of the COVID-19 pandemic. It is worth noting that any interruption in water supply by a basic sanitation company may compromise compliance with WHO’s recommendations for everyone to keep good hygiene habits, such as washing hands correctly and more frequently.

The Company implemented a number of preventive measures so that its employees are not exposed situations of risks, such as: (i) employees from the administrative sectors (especially) and those with more than 60 years of age are working under a remote system; (ii) restriction of domestic and international trips; (iii) use of remote means of communication; and (iv) anticipation of the vaccination campaign; among others. The Company also took all necessary preventive measures so that employees with strategic functions can work without increasing the risk of contamination, thus ensuring the continuity in the provision of essential services.

Some of the consequences arising from the COVID-19 pandemic include: (i) high exchange volatility and increase in new funding costs; (ii) reduction in revenues from commercial and industrial customers; (iii) postponement of the tariff adjustment from May 11 to August 15, 2020; (iv) increase in default and in the expectation of higher future losses, due to the decrease in the municipalities’ revenue and the increase in bankruptcy petitions, which negatively impacted estimated losses by R$ 36.4 million; (v) payment exemption of water and sewage bills for consumers in the Residential Social and Residential Favela categories in all operated municipalities from April 1 to August 15, 2020, which led to a reduction in revenue of R$ 38.6 million; and (vi) lower billed volume in the Commercial, Industrial and Public categories, reducing revenue by approximately R$ 323.1 million when compared to the same period of the previous year. Opposed to the adverse effects, there was a positive effect, such as the increase in revenues from residential customers, except for the social and favela categories, as well as the postponement of the payment of 50% of the Regulation, Control and Inspection Fee (TRCF) to January 2021.

Because of the adverse effects, the Company reduced expenses and budget adjustments to preserve economic and financial sustainability and, on April 27, 2020 and July 10, 2020, it held the 25th and 26th issue debentures in the amounts of R$ 1.45 billion and R$ 1.05 billion, respectively. In addition to these initiatives, on April 28, 2020, the Company concluded the translation of a debt contracted with the Inter-American Development Bank (IDB), from US$ 494.6 million to R$ 2,810.9 million, reducing its exposure to the variation of the US dollar.

Management expects that the initiatives implemented because of the above-mentioned impacts, in addition to the signature of contracts with the municipalities of Guarulhos, Santo André and Mauá, improved water security, due to the works carried out, and the credit lines contracted for purposes of investments, will be sufficient to meet its commitments and not compromise the Company’s operating and financial continuity.

PAGE: 27 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

New Legal Sanitation Framework

On July 15, 2020, the Brazilian President sanctioned Law 14,026/2020 with 11 vetoes. Although they can be overruled by the Brazilian Congress, by extinguishing the program contract, the Law changes the scenario for operations in the sector, ensuring competition.

Additionally, the Law imposes performance goals that encourage operators to increase operating efficiency, and provides conditions for the National Water Agency (ANA) to establish parameters and guidelines in order to minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

In this context, the Company believes it has competitive advantages, given that: i) contracts already include goals that meet or even anticipate those contained in the new regulatory framework, ii) it provides access to public and private capital, iii) it has high governance level and iv) it has great exposure to the market, thus being prepared to compete in the expansion of its market share.

The financial statements were approved by the Board of Directors on August 13, 2020.

2	Basis of preparation and presentation of the interim financial information

Presentation of the Interim Financial Information

The interim financial information as of June 30 2020, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form – ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this interim information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for June 30, 2020, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2019, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this interim financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements (according to numerical references):

i.	Summary of significant accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 10);
vi.	Investments (Note 11);
vii.	Intangible assets (Note 14);
viii.	Borrowings and financing (Note 16);
ix.	Deferred taxes and contributions (Note 18);
x.	Provisions (Note 19);
xi.	Employees benefits (Note 20);
xii.	Equity (Note 23);
xiii.	Insurance (Note 26);
xiv.	Financial income (expenses) (Note 29).

All material information related to the interim financial information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the interim financial information are in thousands of reais, unless otherwise stated.

PAGE: 28 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

3	Summary of significant accounting policies

The accounting policies used in the preparation of the interim financial information for the quarter ended June 30, 2020 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2019, disclosed on Note 3.

4	Risk management

4.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)               Market risk

Exchange risk

SABESP’s currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of currency exposure considers several current and projected economic factors, besides market conditions

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the US dollar and Yen, in the total amount of R$ 5,637,011 as of June 30, 2020 (R$ 6,382,009 as of December 31, 2019). The exposure to exchange risk is as follows:

	June 30, 2020		December 31, 2019
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	515,439	2,822,544	1,051,881	4,239,817
Borrowings and financing – Yen	54,778,785	2,783,310	56,452,885	2,097,225
Interest and charges from borrowings and financing – US$		14,595		32,242
Interest and charges from borrowings and financing – Yen		16,562		12,725
Total exposure		5,637,011		6,382,009
Borrowing cost – US$		(4,728)		(20,173)
Borrowing cost – Yen		(3,011)		(3,038)
Total foreign currency-denominated borrowings (Note 15)		5,629,272		6,358,798

PAGE: 29 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

The 11.5% decrease in foreign-currency denominated debt from December 31, 2019 to June 30, 2020, was mainly due to the translation of IDB 2202 contract from foreign to local currency, offset by the appreciation of the US dollar and Yen against the Real, as shown below:

	June 30, 2020	December 31, 2019	Var.
US$	R$ 5.4760	R$ 4.0307	35.9%
Yen	R$ 0.05081	R$ 0.03715	36.8%

From January to June 2020, the Company recorded R$ 2,356,350 from the currency variation of the borrowing and financing agreements. As of June 30, 2020, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the six-month period ended June 30, 2020 would have been R$ 563,701 (R$ 637,588 for the six-month period ended June 30, 2019), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of June 30, 2020 in US$ - Liabilities	515,439	515,439	515,439

US$ rate as of June 30, 2020	5.4760	5.4760	5.4760
Exchange rate estimated according to the scenario	5.1000	6.3750	7.6500
Differences between the rates	0.3760	(0.8990)	(2.1740)

Effect on net financial result R$ - gain/(loss)	193,805	(463,380)	(1,120,564)

Net currency exposure as of June 30, 2020, in Yen - Liabilities	54,778,785	54,778,785	54,778,785

Yen rate as of June 30, 2020	0.05081	0.05081	0.05081
Exchange rate estimated according to the scenario	0.05068	0.06335	0.07602
Differences between the rates	0.00013	(0.01254)	(0.02521)

Effect on net financial result R$ - gain/(loss)	7,121	(686,926)	(1,380,973)

Total effect on net financial result in R$ - gain/(loss)	200,926	(1,150,306)	(2,501,537)

(*) For the probable scenario in US dollar, the exchange rate estimated for June 30, 2021 was used, pursuant to the BACEN Focus Report of June 30, 2020, while for the Yen, the average exchange rate was considered for the 12-month period after June 30, 2020, according to B3’s Reference Rates report of June 30, 2020.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

PAGE: 30 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

The table below provides the borrowings and financing subject to variable interest rate:

	June 30, 2020	December 31, 2019
CDI (i)	5,977,662	1,866,755
TR (ii)	1,644,077	1,675,203
IPCA (iii)	1,065,666	1,366,134
TJLP (iv)	1,500,432	1,381,342
LIBOR (v)	905,938	2,829,073
Interest and charges	102,146	105,667
Total	11,195,921	9,224,174

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness.

As of June 30, 2020, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the six-month period ended June 30, 2020 would have been R$ 111,959 (R$ 88,592 for the six-month period ended June 30, 2020), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of June 30, 2020 are the carrying amounts of instruments classified cash and cash equivalents, restricted cash, trade receivables and accounts receivable from related parties in the reporting period. See additional information in Notes 6, 7, 8, 9 and 10.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment loss can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	June 30, 2020	December 31, 2019
Cash and cash equivalents
AA(bra)	2,204,876	2,193,725
AAA(bra)	890,654	41,992
Other (*)	270,875	17,493
	3,366,405	2,253,210

(*) This category includes current accounts and investment funds in banks whose balances were not significant.

PAGE: 31 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

The available credit rating information of the banks, as of June 30, 2020, in which the Company made deposit transactions and financial investments in local currency (R$ - local rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Brazilian Federal Savings	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	Aa1.br	brAAA
Banco BV	-	Aa3.br	brAAA
Banco BTG Pactual S/A	AA(bra)	Aa2.br	brAA+

(c)	Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities, per relevant maturities, including the installments of principal and future interest to be paid according to the agreement. Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base date of June 30, 2020.

	July to December 2020	2021	2022	2023	2024	2025 onwards	Total
June 30, 2020

Liabilities
Borrowings and financing	2,723,932	3,246,284	1,773,010	1,523,236	1,756,191	8,994,778	20,017,431
Trade payables and contractors	396,951	-	-	-	-	-	396,951
Services payable	580,139	-	-	-	-	-	580,139
Public-Private Partnership – PPP	396,693	396,693	396,693	382,699	337,154	4,635,870	6,545,802
Program Contract Commitments	222,761	47,038	32,288	32,288	1,022	13,864	349,261

The Company has borrowings and financing agreements including cross default clauses, i.e.; the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses, and the most restrictive are shown in Note 15 (c).

(d)       Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after June 30, 2020, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II) and 50% (Scenario III).

PAGE: 32 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

June 30, 2020
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	3,222,016	3.00%(*)	3.75%	4.50%
Financial income		96,660	120,826	144,991

Liabilities
CDI	(5,977,662)	3.00%(*)	3.75%	4.50%
Interest to be incurred		(179,330)	(224,162)	(268,995)

CDI net exposure	(2,755,646)	(82,670)	(103,336)	(124,004)

Liabilities
TR	(1,644,077)	0.00%(***)	0.00%	0.00%
Expenses to be incurred		-	-	-

IPCA	(1,065,666)	3.00%(*)	3.75%	4.50%
Expenses to be incurred		(31,970)	(39,962)	(47,955)

TJLP	(1,500,432)	4.94%(*)	6.17%	7.41%
Interest to be incurred		(74,121)	(92,577)	(111,182)

LIBOR	(905,938)	0.27%(**)	0.33%	0.40%
Interest to be incurred		(2,446)	(2,990)	(3,624)

Total net expenses to be incurred		(191,207)	(238,865)	(286,765)

(*) Source: CDI and IPCA (BACEN Focus Report, June 30, 2020) and long-term interest rate as of June 30, 2020 (BACEN).
(**) Source: Bloomberg.
(***) Source: B3.

(i) Refers to the scenario of interest to be incurred for the 12 months as of June 30, 2020 or until the maturity of the agreements, whichever is shorter.

4.2	Capital management

The Company’s objectives when managing capital are ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and creditor’s equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

PAGE: 33 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	June 30, 2020	December 31, 2019

Total borrowings and financing (Note 15)	16,387,361	13,244,709
(-) Cash and cash equivalents (Note 6)	(3,366,405)	(2,253,210)

Net debt	13,020,956	10,991,499
Total equity	21,275,024	21,635,783

Total (shareholders + providers of capital)	34,295,980	32,627,282

Leverage rate	38%	34%

As of June 30, 2020, the leverage rate reached 38% compared to the 34% as of December 31, 2019, mainly because of the increase in net debt, due to the appreciation of the US dollar and Yen, as well as the reduction in equity arising from the loss reported in the period.

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	June 30, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	3,366,405	3,366,405	2,253,210	2,253,210
Restricted cash	28,595	28,595	26,018	26,018
Trade receivables	2,193,273	2,193,273	2,353,027	2,353,027
ANA	32,798	32,798	32,466	32,466
Other assets	270,802	270,802	194,178	194,178

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 810,411 as of June 30, 2020 (R$ 850,896 as of December 31, 2019), which were calculated in accordance with the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 9. Part of this balance, totaling R$ 738,412 (R$ 747,579 as of December 31, 2019), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with terms similar to those of related-party transactions.

PAGE: 34 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Financial Liabilities

	June 30, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	16,387,361	16,568,163	13,244,709	13,937,611
Trade payables and contractors	396,951	396,951	369,631	369,631
Services payable	580,139	580,139	474,078	474,078
Program Contract Commitment	330,251	330,251	377,253	377,253
Public-Private Partnership (PPP)	3,265,155	3,265,155	3,293,980	3,293,980

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of June 30, 2020, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2019.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

5	Key accounting estimates and judgments

The preparation of the financial statements requires Management to make judgements and use assumptions based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual ones.

The areas that require a higher level of judgment and greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements are: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan liabilities; (iv) deferred income tax and social contribution, and (v) provisions.

6	Cash and cash equivalents

	June 30, 2020	December 31, 2019

Cash and banks	144,389	176,497
Cash equivalents	3,222,016	2,076,713
Total	3,366,405	2,253,210

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates) and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value, totaling R$ 1,756,715 (R$ 2,076,713 as of December 31, 2019), which are deposited at a fund in Banco do Brasil, in which SABESP is the exclusive shareholder.

The fund exclusively aims at receiving resources from SABESP and, as of June 30, 2020, it was mainly comprised of investments in treasury notes, repurchase agreements backed by national treasury notes and fixed income financial assets.

Given that SABESP is the exclusive shareholder and has control over the fund, it should be consolidated in the financial statements; however, since 99% of the balance has already been presented in the financial statements under Cash and cash equivalents and the remaining balance, referring to the fund's management and maintenance expenses, is irrelevant, the Company decided not to present the balances between Parent Company and Consolidated because there is no significant difference between such balances and because it does not generate significant disclosure to users of financial statements.

PAGE: 35 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

As of June 30, 2020, the average yield of financial investments corresponds to 96.99% of CDI (98.02% as of December 31, 2019).

7	Restricted cash

	June 30, 2020	December 31, 2019

Agreement with the São Paulo municipal government (i)	21,469	17,068
Brazilian Federal Savings Bank – escrow deposits (ii)	1,312	2,245
Other	5,814	6,705
	28,595	26,018

(i)	Refers to the amount deducted from the 7.5% of revenue earned in the municipality to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo municipal government; and

(ii)	Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

8	Trade receivables

(a) Statement of financial position details

	June 30, 2020	December 31, 2019
Private sector:
General (i) and special customers (ii)	1,611,947	1,505,150
Agreements (iii)	383,628	378,341

	1,995,575	1,883,491
Government entities:
Municipal	449,804	472,666
Federal	2,307	2,805
Agreements (iii)	331,150	277,047

	783,261	752,518
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,575	3,278
São Caetano do Sul	7,393	9,871

Total wholesale customers – Municipal governments	10,968	13,149

Unbilled supply	608,260	745,884

Subtotal	3,398,064	3,395,042
Allowance for doubtful accounts	(1,204,791)	(1,042,015)

Total	2,193,273	2,353,027

PAGE: 36 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	June 30, 2020	December 31, 2019

Current	1,927,175	2,137,752
Noncurrent	266,098	215,275

	2,193,273	2,353,027

(i)	General customers - residential and small and mid-sized companies

(ii)	Special customers – large consumers, commercial industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc);

(iii)	Agreements - installment payments of past-due receivables, plus monetary restatement and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers.

Agreement with the municipality of Mauá

On June 16, 2020, the Company entered into a debt payment and receipt Consent Decree with the Municipality of Mauá (“Mauá”) and the Mauá Basic Sanitation (SAMA), aiming to settle SAMA’s existing debt upon the transfer of sanitation services to SABESP for 40 years.

On the same date, the São Paulo State, the Municipality of Mauá and SABESP signed the Public Utility Service Agreement to Provide Water Supply in the Municipality of Mauá, through which the São Paulo State and the Municipality of Mauá granted SABESP the right to provide services for 40 years.

As a result of the signature of the service provision agreement, the amounts due by Mauá and SAMA, of
R$ 725,533 corresponding to receivables for the provision of water supply in the wholesale and R$ 85,918 to the compensation of assets due to the resumption of water supply and sewage services by the municipality in 1996, were given in exchange for the transfer of water supply services for a period of 40 years, appraised at R$ 280,774. As a result of this transaction, the corresponding intangible asset was recognized against profit (loss) for the year at the fair value of the asset received, since the assets given in the exchange had not been recognized for not meeting the criteria for revenue recognition.

In view of the service transfer, the Company will contribute R$ 2,500 to settle administrative costs arising from the end of SAMA’s activities, recorded in intangible assets, for being a necessary cost for acquisition of the concession, against current liabilities.

After the signature of the Agreement, four percent (4%) of the quarterly amount collected in the municipality by SABESP, less Cofins/Pasep, ARSESP’s Regulatory, Control and Oversight Fee (TRCF) and any charges levied on revenue, should be paid up to 30 days after the publication of SABEP’s quarterly financial results. Such transfers will begin as from the third quarter of 2020.

Credits in court, in the form of registered warrants, will be maintained as performance bond of the Consent Decree and will be reduced based on the Contract duration.

The measurement of the fair value of the transaction with the municipality of Mauá was classified as level 3 fair value in its initial recognition, using the discounted cash flow technique considering the present value of such net cash flows expected from water supply services for a period of 40 years, taking into consideration the following main assumptions:

•	Average tariff and average volume of water and sewage by economy based on SAMA’s average consumption histogram, referring to the period between January and December 2018;

•	Indirect revenue based on historical data of the municipalities operated by SABESP in the Metropolitan Region of São Paulo;

PAGE: 37 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

•	Average unit cost of the Metropolitan Region of São Paulo with synergy, due to economies of scale and the use of existing structures at SABESP (administrative and operational);

•	Personnel costs – in the first two years, considering the payment of employees assigned by SAMA;

•	Costs and Investments in the integrated metropolitan supply system prorated based on the volume of water supplied to the municipality;

•	Exclusive investments by the municipality following the Municipal Sanitation Plan;

•	Additional investments to be made by the municipality and paid by SABESP, corresponding to 4% of net revenue as of the first year; and

•	Projected cash flow discount rate – 8.11% p.a. (WACC).

(b)	The aging of trade receivables is as follows:

	June 30, 2020	December 31, 2019
Current	1,609,212	1,762,606
Past-due:
Up to 30 days	294,022	330,488
From 31 to 60 days	161,020	164,913
From 61 to 90 days	117,308	86,765
From 91 to 120 days	124,601	58,971
From 121 to 180 days	163,506	81,003
From 181 to 360 days	46,413	33,206
Over 360 days	881,982	877,090

Total past-due	1,788,852	1,632,436

Total	3,398,064	3,395,042

The increase in the past-due balance was mainly due to higher default of the private sector.

(c)	Allowance for doubtful accounts

	January to June 2020	January to June 2019
Balance at the beginning of the period	1,042,015	1,099,442
Private sector/government entities	193,295	33,989
Recoveries	(30,519)	(31,690)

Net additions/(recoveries) in the period	162,776	2,299

Balance at the end of the period	1,204,791	1,101,741

PAGE: 38 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Reconciliation of estimated losses at the result	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Write-offs	(66,579)	(104,347)	(61,316)	(84,128)
(Losses)/reversal with state entities – related parties	(6,812)	(7,543)	1,161	(2,148)
(Losses) with private sector/government entities	(66,808)	(193,295)	(43,845)	(33,989)
Recoveries	23,022	30,519	23,185	31,690

Amount recorded as expense	(117,177)	(274,666)	(80,815)	(88,575)

Estimated losses increased from R$ 88,575 from January to June 2019 to R$ 274,666 from January to June 2020, due to the higher percentage of expected losses resulting from the worsening of Brazil’s economic situation because of the COVID 19 pandemic, mainly due to higher bankruptcy petitions in the commerce, services and industry sectors, and to the lower collections of the municipalities.

The Company does not have customers representing 10% or more of its total revenues.

9	Related-party balances and transactions

(a)	Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	June 30, 2020	December 31, 2019
Accounts receivable
Current:
Sanitation services	111,328	131,851
Allowance for losses	(46,960)	(39,417)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments)	38,805	31,584
- GESP Agreement– 2015	71,101	68,888

Total current	174,274	192,906

Noncurrent:
Agreement for the installment payment of sanitation services	7,631	10,883
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (iv)	628,506	647,107

Total noncurrent	636,137	657,990

Total receivables from shareholders	810,411	850,896

Assets:
Sanitation services	71,999	103,317
Reimbursement of additional retirement and pension benefits (G0)	738,412	747,579

Total	810,411	850,896

Liabilities:
Interest on capital payable to related parties	767	401,963

PAGE: 39 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	April to June 2020	January to June 2020	April to June 2019	January to June 2019

Revenue from sanitation services	123,949	265,834	146,432	269,432
Payments from related parties	(143,946)	(293,441)	(141,075)	(266,173)

Receipt of GESP reimbursement referring to Law 4,819/1958	(17,714)	(71,916)	(31,803)	(76,589)

(b)	São Paulo State Government - GESP

(i)	Disputed amounts

As of June 30, 2020, and December 31, 2019, the disputed amounts between SABESP and GESP, corresponding to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,234,940 and R$ 1,195,217, respectively. The Company created allowances for doubtful accounts for such amounts.

(ii)	Actuarial liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees and pensioners of the G0 Plan. As of June 30, 2020, and December 31, 2019, the amounts corresponding to the actuarial liability totaled R$ 3,064,660 and R$ 3,046,255, respectively. For detailed information on additional retirement and pension benefits, see Note 19 (b).

(c)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to settle the disputes fully and completely and SABESP will continue using the reservoirs.

As of June 30, 2020, the balance of the agreement totaled R$ 16,723 and R$ 82,253 (R$ 16,653 and R$ 87,231 as of December 31, 2019), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(d)       Agreements with reduced tariff for State and Municipal Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)	Guarantees

The State Government provides guarantees for some of the Company’s borrowings and financing and does not charge ny fee for such guarantees.

PAGE: 40 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(f)	Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged. From April to June 2020 and 2019, the expenses related to employees assigned to other state government entities amounted to R$ 579 and R$ 1,520, respectively, and, from January to June 2020 and 2019, they amounted to R$ 1,267 and R$ 2,974, respectively.

From April to June 2019 and 2020, expenses related to personnel assigned by other entities to the Company totaled R$ 13 and R$ 59, the latter corresponding to a member of the Board of Executive Officers. From January to June 2020 and 2019, they amounted to R$ 13 and R$ 139, respectively.

(g)	Non-operating assets

As of June 30, 2020 and December 31, 2019, the Company had an amount of R$ 3,613 related to land and lent structures.

(h)	SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of June 30, 2020, amounted to R$ 308,438 (R$ 314,677 as of December 31, 2019), according to Note 19 (b).

(i)	Compensation of Management Key Personnel and Fiscal Council

From April to June 2020 and 2019, expenses related to the compensation of the members of the Management and Fiscal Council totaled R$ 1,596 and R$ 1,162, respectively. From January to June 2020 and 2019, these amounts totaled R$ 3,179 and R$ 2,175, respectively.

Additional amounts of R$ 360 and R$ 550 referring to the Executive Officers' bonus program were recorded from April to June 2020 and 2019, respectively, and, from January to June 2020 and 2019, these amounts totaled R$ 720.

(j)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

The Company entered into a loan agreement through credit facility with the SPE Aquapolo Ambiental S/A to finance the operations of this company, until the borrowings and financing requested with financial institutions is granted.

As of June 30, 2020, the balance of principal and interest of this agreement totaled R$ 32,759, which was recorded in Noncurrent assets, under Other assets (R$ 34,992 as of December 31, 2019), at CDI + 1.2% p.a. As of January 27, 2020, the Company received R$ 3,000, of which R$ 1,231 for amortization of principal and R$ 1,769 for amortization of interest.

The loan originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

(k)	“Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/2012, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. Until June 30, 2020, the program total amount was R$ 120,374 (R$ 117,272 as of December 31, 2019); as of June 30, 2020 and December 31, 2019, there was no balance receivable from related parties. As of June 30, 2020, R$ 68,200 (R$ 65,099 as of December 31, 2019) was recorded under intangible assets. R$ 52,174 was reimbursed by GESP (R$ 52,174 as of December 31, 2019)

PAGE: 41 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

from the beginning of the program until June 30, 2020.

10	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds interest valued by the equity accounting in the following investees:

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

	Equity		Profit (loss) for the period
	June 30, 2020	December 31, 2019	January to June 2020	(*)	January to June 2019

Sesamm	49,544	45,923	3,621	-	1,108
Águas de Andradina	28,453	30,065	1,013	(2,625)	2,118
Águas de Castilho	7,797	7,242	542	13	779
Saneaqua Mairinque	4,064	4,783	(719)	-	(315)
Attend Ambiental	10,536	7,486	3,085	(35)	1,448
Aquapolo Ambiental	46,736	37,772	8,964	-	8,600
Paulista Geradora de Energia	6,919	7,144	(225)	-	(214)

	Investments		Equity result			Interest percentage
	June 30, 2020	December 31, 2019	January to June 2020	(*)	January to June 2019	June 30, 2020	December 31, 2019

Sesamm	17,836	16,533	1,303	-	399	36%	36%
Águas de Andradina	8,537	9,020	304	(787)	635	30%	30%
Águas de Castilho	2,340	2,172	164	4	234	30%	30%
Saneaqua Mairinque	1,218	1,434	(216)	-	(95)	30%	30%
Attend Ambiental	4,741	3,369	1,388	(16)	651	45%	45%
Aquapolo Ambiental	22,900	18,508	4,392	-	4,214	49%	49%
Paulista Geradora de Energia	1,730	1,786	(56)	-	(53)	25%	25%
Total	59,302	52,822	7,279	(799)	5,985
Other investments	365	365
Overall total	59,667	53,187

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2019 were issued after disclosure of SABESP’s financial statements.

PAGE: 42 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

11	Investment Properties

	December 31, 2019	Transfers	Depreciation	June 30, 2020

Investment properties	47,562	11	(24)	47,549

	December 31, 2018	Depreciation	June 30, 2019

Investment properties	47,620	(25)	47,595

As of June 30, 2020 and December 31, 2019, the market values of these properties were approximately R$ 383,000 and R$ 386,000, respectively.

12	Contract assets

Contract Assets (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets conditioned to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be classified as Contract Assets during the construction period and transferred to Intangible Assets only after the conclusion of the works.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. For further information on the capitalization of interest and construction margin, recorded during the construction period, see Note 13.

	December 31, 2019	Additions (ii)	Transfers	Transfers of works to intangible assets	June 30, 2020 (i)

Total contract assets	7,617,714	1,708,731	35	(1,614,733)	7,711,747

	December 31, 2018	Additions	Transfers	Transfers of works to intangible assets	June 30, 2019

Total contract assets	7,407,948	1,390,646	10,508	(1,771,014)	7,038,088

(i)	The largest works are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 3,564 million, R$ 409 million and R$ 405 million, respectively.
(ii)	The largest additions of the period are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 701 million, R$ 121 million and R$ 97 million, respectively.

As of June 30, 2020, the contract asset included R$ 276,893, recorded as lease (R$ 276,893 as of December 31, 2019).

PAGE: 43 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

13	Intangible assets

(a)	Statement of financial position details

	June 30, 2020			December 31, 2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	667,861	(182,404)	485,457	2,066,459	(571,606)	1,494,853
Concession agreements – economic value	1,379,165	(665,910)	713,255	1,334,531	(621,679)	712,852
Program contracts	22,074,366	(6,372,825)	15,701,541	19,413,768	(5,594,068)	13,819,700
Program contracts – commitments	1,709,757	(312,351)	1,397,406	1,651,434	(286,559)	1,364,875
Services contracts – São Paulo	19,712,846	(5,259,868)	14,452,978	19,217,091	(4,826,328)	14,390,763
Software license of use	917,522	(391,366)	526,156	829,739	(358,033)	471,706
Right of use – Other assets	136,579	(70,885)	65,694	113,233	(42,535)	70,698
Total	46,598,096	(13,255,609)	33,342,487	44,626,255	(12,300,808)	32,325,447

(b)	Changes

	December 31, 2019	Additions	Contract renewals	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2020
Intangible right arising from:
Concession agreements – equity value (*)	1,494,853	-	(1,030,964)	40,719	180	(193)	(19,138)	485,457
Concession agreements – economic value	712,852	-	-	44,635	(1)	(8)	(44,223)	713,255
Program contracts (*)	13,819,700	285,589	1,030,964	1,014,385	(66,071)	(2,440)	(380,586)	15,701,541
Program contracts – commitments	1,364,875	58,323	-	-	-	-	(25,792)	1,397,406
Service contracts – São Paulo	14,390,763	6,469	-	505,577	(11,781)	(3,053)	(434,997)	14,452,978
Software license of use	471,706	-	-	9,417	78,243	-	(33,210)	526,156
Right of use – Other assets	70,698	23,347	-	-	-	-	(28,351)	65,694
Total	32,325,447	373,728	-	1,614,733	570	(5,694)	(966,297)	33,342,487

(*) As of June 30, 2020, Concession agreements – equity value, and Program contracts included leases in the amounts of R$ 81,860 and R$ 199,332 (R$ 87,266 and R$ 205,558 as of December 31, 2019), respectively.

PAGE: 44 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	December 31. 2018	First-time adoption of IFRS 16	Additions	Contract renewal	Transfer to indemnities	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2019
Intangible right arising from:
Concession agréments – equity value (*)	4,073,344	-	4	(960,809)	(4,345)	315,607	(6,397)	(143)	(53,226)	3,364,035
Concession agréments – economic value	1,232,009	-	-	(556,579)	-	130,225	(1,534)	(990)	(59,517)	743,614
Program contracts (*)	8,777,929	-	359	1,517,388	-	214,880	(6,033)	(2,399)	(250,992)	10,251,132
Program contracts – commitments	1,079,551	-	106,327	-	-	-	-	-	(21,707)	1,164,171
Service contracts – São Paulo	13,391,452	-	1,532	-	-	1,044,606	(1,771)	(10,552)	(380,950)	14,044,317
Software license of use	458,175	-	-	-	-	65,696	-	-	(32,340)	491,531
Right of use	-	64,955	40,999	-	-	-	-	-	(19,256)	86,698
Total	29,012,460	64,955	149,221	-	(4,345)	1,771,014	(15,735)	(14,084)	(817,988)	30,145,498

(*) As of June 30, 2019, Concession agreements – equity value and Program contracts included leases in the amounts of R$ 92,672 and R$ 211,669, respectively.

In the first half of 2020, the Company renewed contracts with the municipalities of Bragança Paulista, Cubatão, Ilhabela, Jandira, Joanópolis, Lupércio, Meridiano, Paulínia, Pinhalzinho, Piracaia, Pirapora do Bom Jesus, Santana de Parnaíba, Ubatuba and Vargem Grande Paulista for 30 years.

In addition to the municipalities above, SABESP also signed contracts with the municipalities of Tejupá and Mauá in March and June 2020 for 40 years, which will start being served as from September and August 2020, respectively.

The Company entered into an agreement with the municipality of Tapiratiba in October 2019 and started operations in April 2020, for 30 years.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years, which will start operations as of January 1, 2021. Regarding treatment services and final disposal of solid waste, SABESP is analyzing the best way to operationalize such services.

(c)	Intangible arising from concession agreements

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amounts of R$ 252,704 and R$ 273,932 as of June 30, 2020 and December 31, 2019, respectively, and in noncurrent liabilities in the amounts of R$ 77,547 and R$ 103,321 as of June 30, 2020 and December 31, 2019, respectively.

(d)	Capitalization of interest and other finance charges

From January to June 2020, the Company capitalized interest and inflation adjustment, including exchange variation, in concession intangible assets, totaling R$ 139,994 (R$ 133,010 from January to June 2019) during the construction period.

PAGE: 45 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(e)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its own employees or contracting third parties and is significantly exposed to its risks and benefits.

Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin. Generally, constructions related to the concessions are performed by third parties. In such case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks is lower. As of June 30, 2020 and 2019, the margin was 2.3%.

The construction margin from April to June 2020 and 2019 was R$ 22,924 and R$ 15,480, respectively, and from January to June 2020 and 2019 it was R$ 35,579 and R$ 29,049, respectively.

(f)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, whose owners will be compensated either amicably or through courts.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. From April to June 2020, expropriations totaled R$ 14,137 and, from January to June 2020 totaled R$ 21,453 (R$ 12,472 from April to June 2019 and R$ 20,291 from January to June 2019).

(g)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/2004.

Alto Tietê Production System

As of June 30, 2020 and December 31, 2019, the carrying amounts related to this PPP recorded in intangible assets were R$ 330,425 and R$ 348,586, respectively.

São Lourenço Production System

As of June 30, 2020, and December 31, 2019, the carrying amounts recorded in the Company’s intangible assets, related to this PPP, were R$ 3,150,227 and R$ 3,235,008, respectively.

The main works of the São Lourenço Production System were concluded in the first quarter of 2019, with completion of the work phase (phase 1) on November 1, 2019, after contractual clauses were met and no documents were pending.

The obligations assumed by the Company as of June 30, 2020, and December 31, 2019, are shown in the table below:

	June 30, 2020			December 31, 2019
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	62,520	169,389	231,909	44,003	208,217	252,220
São Lourenço	114,747	2,918,499	3,033,246	66,288	2,975,472	3,041,760
Total	177,267	3,087,888	3,265,155	110,291	3,183,689	3,293,980

(h)	Amortization of Intangible Assets

The amortization average rate totaled 4.7% and 4.3% as of June 30, 2020 and 2019, respectively.

PAGE: 46 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(i)	Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

The implementation of the commercial module Net@Suíte system began in August 2019 and is being carried out in different phases. As of June 30, 2020, it had already been implemented in five municipalities. The implementation is expected to be concluded in December 2021.

(j)	Right of use

The statement of financial position account Right of Use, created by the Company on January 1, 2019, reflects the amendment introduced by IFRS 16 / CPC 06 (R2), which requires lessees to record the right-of-use asset and the lease liability, which may not be applied to short-term leases and assets of low-value. For these cases, from January to June 2020, SABESP maintained the amounts of R$ 1,961, R$ 4,869 and R$ 984 in its results, allocated to operating costs, selling expenses and administrative expenses, respectively.

Nature	June 30, 2020	December 31, 2019

Leases – Contract asset	276,893	276,893

Leases – Concession and Program Contract
- Net	281,192	292,824
- Cost	405,426	405,426
- Accumulated amortization	(124,234)	(112,602)
Other assets
- Net	65,694	70,698
- Vehicles	113,645	91,709
- Properties	13,309	13,309
- Equipment	4,329	3,801
- Other assets	5,296	4,414
- Accumulated amortization	(70,885)	(42,535)
Right of use	623,779	640,415

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 15.

The table below shows the impact on the Company’s result:

Impact on the result
	June 30, 2020	December 31, 2019

Right of use amortization	(39,981)	(19,256)
Financial result – interest expense and inflation adjustment	(31,616)	(22,223)
Short-term and low-value lease expenses	(7,814)	(30,317)
Decrease of the income of the period	(79,411)	(71,796)

PAGE: 47 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

14	Property, plant and equipment

(a)	Statement of financial position details

	June 30, 2020				December 31, 2019
	Cost	Accumulated depreciation	Net	Average depreciation rate	Cost	Accumulated depreciation	Net	Average depreciation rate
Land	92,962	-	92,962	-	92,962	-	92,962	-
Buildings	83,111	(41,000)	42,111	2.1%	82,143	(40,438)	41,705	2.1%
Equipment	416,849	(261,638)	155,211	16.0%	402,850	(250,577)	152,273	16.3%
Transportation equipment	9,914	(7,029)	2,885	9.9%	8,946	(6,962)	1,984	9.9%
Furniture and fixtures	30,799	(13,656)	17,143	6.7%	31,365	(13,146)	18,219	6.7%
Other	8,613	(339)	8,274	5.0%	7,559	(309)	7,250	5.0%
Total	642,248	(323,662)	318,586	12.6%	625,825	(311,432)	314,393	12.5%

(b)	Changes

	December 31, 2019	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2020
Land	92,962	-	-	-	-	92,962
Buildings	41,705	1,157	(189)	-	(562)	42,111
Equipment	152,273	17,351	(50)	(53)	(14,310)	155,211
Transportation equipment	1,984	299	891	-	(289)	2,885
Furniture and fixtures	18,219	902	(1,365)	(10)	(603)	17,143
Other	7,250	957	97	-	(30)	8,274
Total	314,393	20,666	(616)	(63)	(15,794)	318,586

	December 31, 2018	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2019
Land	92,979	-	(17)	-	-	92,962
Buildings	40,125	173	(136)	-	(1,107)	39,055
Equipment	116,086	25,048	3,394	(72)	(15,276)	129,180
Transportation equipment	3,473	296	70	-	(367)	3,472
Furniture and fixtures	13,578	1,464	1,646	(36)	(607)	16,045
Other	1,371	1,633	270	-	(31)	3,243
Total	267,612	28,614	5,227	(108)	(17,388)	283,957

PAGE: 48 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

15	Borrowings and Financing

Borrowings and financing outstanding balance	June 30, 2020			December 31, 2019
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	28,659	-	28,659	41,021	-	41,021
12th issue debentures	45,450	181,124	226,574	45,450	203,829	249,279
14th issue debentures	42,190	33,526	75,716	41,940	63,012	104,952
17th issue debentures	88,343	176,301	264,644	289,211	263,226	552,437
18th issue debentures	37,180	133,694	170,874	34,239	133,679	167,918
21st issue debentures	174,965	174,780	349,745	150,000	349,660	499,660
22nd issue debentures	99,910	667,365	767,275	-	765,689	765,689
23rd issue debentures	-	864,647	864,647	-	864,603	864,603
24th issue debentures	-	398,429	398,429	-	395,855	395,855
25th issue debentures	-	1,438,390	1,438,390	-	-	-
Brazilian Federal Savings Bank	87,256	1,329,521	1,416,777	83,519	1,341,660	1,425,179
Brazilian Development Bank - BNDES PAC	11,185	22,276	33,461	11,184	27,854	39,038
Brazilian Development Bank - BNDES PAC II 9751	6,537	37,428	43,965	6,990	40,685	47,675
Brazilian Development Bank - BNDES PAC II 9752	3,913	22,501	26,414	3,913	24,457	28,370
Brazilian Development Bank - BNDES ONDA LIMPA	23,704	88,745	112,449	23,704	100,582	124,286
Brazilian Development Bank – BNDES TIETÊ III	79,970	539,665	619,635	52,874	383,191	436,065
Brazilian Development Bank - BNDES 2015	31,712	444,848	476,560	31,712	460,646	492,358
Brazilian Development Bank - BNDES 2014	4,659	23,107	27,766	4,659	25,411	30,070
Inter-American Development Bank – IDB 2202	181,349	2,614,994	2,796,343	-	-	-
Leases	81,361	432,342	513,703	78,402	455,722	534,124
Other	2,453	10,564	13,017	1,665	8,207	9,872
Interest and charges	93,046	-	93,046	77,460	-	77,460
Total in local currency	1,123,842	9,634,247	10,758,089	977,943	5,907,968	6,885,911

PAGE: 49 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Borrowings and financing outstanding balance	June 30, 2020			December 31, 2019
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 56,530 thousand (US$ 61,668 thousand in December 2019)	56,283	253,273	309,556	41,428	207,140	248,568
Inter-American Development Bank - IDB 2202 – (US$ 510,573 thousand in December 2019)	-	-	-	128,623	1,914,298	2,042,921
International Bank for Reconstruction and Development (IBRD) 7662 – US$ 85,832 thousand (US$ 88,871 thousand in December 2019)	33,292	433,624	466,916	24,505	330,898	355,403
Eurobonds – US$ 350,000 thousand (US$ 350,000 thousand in December 2019)	1,916,188	-	1,916,188	1,409,921	-	1,409,921
JICA 15 – ¥ 10,948,085 thousand (¥ 11,524,300 thousand in December 2019)	58,555	497,717	556,272	42,813	385,315	428,128
JICA 18 – ¥ 9,843,520 thousand (¥ 10,361,600 thousand in December 2019)	52,647	447,310	499,957	38,493	346,237	384,730
JICA 17 – ¥ 3,157,374 thousand (¥ 2,830,420 thousand in December 2019)	9,632	149,915	159,547	12,466	91,845	104,311
JICA 19 – ¥ 30,829,806 thousand (¥ 31,736,565 thousand in December 2019)	92,145	1,472,378	1,564,523	67,372	1,109,644	1,177,016
IDB 1983AB – US$ 23,077 thousand (US$ 40,769 thousand in December 2019)	42,123	83,033	125,156	71,312	91,521	162,833
Interest and charges	31,157	-	31,157	44,967	-	44,967
Total in foreign currency	2,292,022	3,337,250	5,629,272	1,881,900	4,476,898	6,358,798

Total borrowings and financing	3,415,864	12,971,497	16,387,361	2,859,843	10,384,866	13,244,709

Exchange rate as of June 30, 2020: US$ 5.4760; ¥ 0.05081 (as of December 31, 2019: US$ 4.0307; ¥ 0.03715).

As of June 30, 2020, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

PAGE: 50 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment
10th issue debentures	Own funds	2020	TJLP + 1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1) and 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI + 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.63% (series 1) and CDI + 0.49% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
25th issue debentures	Own funds	2021	CDI + 3.3%
Brazilian Federal Savings Bank	Own funds	2020/2039	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 2.15%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.5%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Leases	-	2035	4.25% to 10.47%	IPC
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

PAGE: 51 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 56,530 thousand	Government	2025	3.73% (*)	US$
International Bank for Reconstruction and Development – IBRD – US$ 85,832 thousand	Government	2048	1.02% and 2.12% (*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 10,948,085 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 9,843,520 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,157,374 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 30,829,806 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 23,077 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

PAGE: 52 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(i)	Payment schedule – accounting balances as of June 30, 2020

	2020	2021	2022	2023	2024	2025	2026 to 2048	TOTAL
LOCAL CURRENCY
Debentures	89,816	1,926,442	566,742	369,819	703,791	280,825	647,518	4,584,953
Brazilian Federal Savings Bank	43,111	89,474	94,344	87,270	86,111	91,504	924,963	1,416,777
BNDES	80,841	161,682	161,682	155,995	150,497	132,572	496,981	1,340,250
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,798,924	2,796,343
Leases	59,145	62,890	39,843	36,298	39,446	42,942	233,139	513,703
Other	1,043	3,004	3,188	3,130	1,384	1,268	-	13,017
Interest and charges	80,957	12,089	-	-	-	-	-	93,046
TOTAL IN LOCAL CURRENCY	445,587	2,436,930	1,047,148	833,861	1,162,578	730,460	4,101,525	10,758,089
FOREIGN CURRENCY
IDB 1212	28,141	56,283	56,283	56,283	56,283	56,283	-	309,556
IBRD	16,646	33,292	33,292	33,292	33,292	33,292	283,810	466,916
Eurobonds	1,916,188	-	-	-	-	-	-	1,916,188
JICA	106,490	213,338	213,697	213,697	213,697	213,697	1,605,683	2,780,299
IDB 1983AB	-	42,123	42,123	40,910	-	-	-	125,156
Interest and charges	31,157	-	-	-	-	-	-	31,157
TOTAL IN FOREIGN CURRENCY	2,098,622	345,036	345,395	344,182	303,272	303,272	1,889,493	5,629,272
Total	2,544,209	2,781,966	1,392,543	1,178,043	1,465,850	1,033,732	5,991,018	16,387,361

PAGE: 53 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(ii)	Changes

	December 31, 2019	Foreign/local currency translation	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	June 30, 2020

LOCAL CURRENCY
Debentures	3,711,228	-	-	1,462,640	(13,551)	8,505	-	(108,961)	(516,816)	88,678	9,129	2,760	4,643,612
Brazilian Federal Savings Bank	1,429,250	-	-	33,129	-	-	-	(56,252)	(41,531)	37,297	18,921	-	1,420,814
BNDES	1,201,411	-	-	210,000	-	-	-	(40,078)	(67,740)	26,225	13,699	129	1,343,646
IDB 2202	-	2,063,069	-	-	-	-	-	-	-	10,255	5,561	80	2,078,965
Leases	534,124	-	23,346	-	-	-	-	(30,884)	(41,836)	28,953	-	-	513,703
Other	9,898	-	-	3,896	-	-	-	(305)	(750)	295	14	-	13,048
TOTAL IN LOCAL CURRENCY	6,885,911	2,063,069	23,346	1,709,665	(13,551)	8,505	-	(236,480)	(668,673)	191,703	47,324	2,969	10,013,788

FOREIGN CURRENCY
IDB 1212 and 2202	2,316,190	(2,063,069)	-	-	-	859,110	48,246	(39,415)	(93,424)	6,270	24,695	398	1,059,001
IBRD	357,880	-	-	-	(352)	125,533	1,217	(5,159)	(14,950)	5,209	752	65	470,195
Eurobonds	1,413,956	-	-	-	-	505,855	-	(62,722)	-	58,388	5,780	412	1,921,669
JICA	2,106,908	-	-	22,869	(67)	742,556	8,310	(19,188)	(87,650)	19,777	3,247	95	2,796,857
IDB 1983AB	163,864	-	-	-	(152)	65,524	-	(5,092)	(103,482)	4,333	423	433	125,851
TOTAL IN FOREIGN CURRENCY	6,358,798	(2,063,069)	-	22,869	(571)	2,298,578	57,773	(131,576)	(299,506)	93,977	34,897	1,403	6,373,573
Total	13,244,709	-	23,346	1,732,534	(14,122)	2,307,083	57,773	(368,056)	(968,179)	285,680	82,221	4,372	16,387,361

PAGE: 54 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	December 31, 2018	Additions (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	June 30, 2019

LOCAL CURRENCY
Debentures	3,486,861	-	866,755	(2,477)	27,894	-	(144,273)	(965,425)	90,644	7,919	2,530	3,370,428
Brazilian Federal Savings Bank	1,345,684	-	70,283	-	-	-	(53,815)	(39,008)	37,117	16,773	-	1,377,034
BNDES	1,072,605	-	123,000	(628)	2,077	824	(41,203)	(61,702)	30,776	10,346	104	1,136,199
Leases (*)	568,666	105,954	-	-	-	3,761	(19,808)	(28,193)	22,224	7,862	-	660,466
FINEP	9,571	-	-	-	28	-	(340)	(691)	336	-	-	8,904
TOTAL IN LOCAL CURRENCY	6,483,387	105,954	1,060,038	(3,105)	29,999	4,585	(259,439)	(1,095,019)	181,097	42,900	2,634	6,553,031

FOREIGN CURRENCY
IDB	2,399,985	-	-	-	(52,673)	24,258	(40,579)	(86,249)	13,396	27,618	478	2,286,234
IBRD	356,420	-	-	-	(4,740)	851	(5,014)	-	4,320	796	10	352,643
Deutsche Bank	292,872	-	-	-	3,229	-	(12,602)	(150,131)	9,327	945	1,643	145,283
Eurobonds	1,358,412	-	-	-	(14,910)	-	(49,689)	-	45,068	4,578	412	1,343,871
JICA	2,036,128	-	94,091	(111)	9,614	4,000	(16,859)	(73,612)	15,390	1,189	91	2,069,921
IDB 1983AB	225,592	-	-	(106)	850	-	(6,065)	(71,141)	5,186	523	452	155,291
TOTAL IN FOREIGN CURRENCY	6,669,409	-	94,091	(217)	(58,630)	29,109	(130,808)	(381,133)	92,687	35,649	3,086	6,353,243
Total	13,152,796	105,954	1,154,129	(3,322)	(28,631)	33,694	(390,247)	(1,476,152)	273,784	78,549	5,720	12,906,274

(*) Additions of leases include R$ 64,955 in 2019, corresponding to the first-time adoption of CPC 06 (R2) as of January 1, 2019.

PAGE: 55 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(a)	Main events in the six-month period ended June 30, 2020

(i)	Debentures

As of January 2020, the Company amortized the last installment of series 2 of the 17th issue debentures, totaling R$ 291.8 million.

On April 27, 2020, the Company carried out the 25th issue debentures, in the amount of R$ 1,450,000, as follows:

	Value	Maturity	Remuneration
Single series	R$ 1,450,000	10/2021	CDI + 3.3 p.a.

The covenants agreed for the 25th issue debentures are:

Calculated on a quarterly basis, when disclosing the interim financial information or annual financial statements:

-	Net debt/adjusted EBITDA lower than or equal to 3.50;
-	Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

-  Disposal of operating assets, termination of license, loss of concession or loss of the Issuer’s capacity to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, result in a reduction of the Issuer’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated on a quarterly basis, taking into consideration the Issuer’s net operating revenues during the twelve (12) months prior to the end of each quarter and using the financial information disclosed by the Issuer.

The failure to comply with the covenants for at least two consecutive quarters, or for two non-consecutive quarters within a twelve-month period, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

The contract has a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, in and individual or aggregate amount equal to or higher than R$ 155 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

(ii)	IDB

In May 2020, the Company translated IDB 2202/OC contract from Dollars to Reais, using the exchange rate of R$ 5.683 to compose the debt balance. The maturities remain unchanged and the interest rate is CDI + 0.86%.

-	Effective translation date: May 5, 2020
-	Financing amount: R$ 2,810,907
-	Type of interest rate: CDI + 6 pbs. To this rate it will be added the current margin used for Ordinary Capital borrowings in basis points (pbs), periodically established by the Bank.
-	Period for payment of interest: Semi-annual, every March 3 and September 3, as from September 3, 2020.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

The amounts payable for the right of use of assets are also recorded in this line (Note 13 (j))

PAGE: 56 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(c)	Covenants

The table below shows the most restrictive covenants as of June 30, 2020.

Covenants
Adjusted EBITDA/Adjusted Financial Expenses	Equal to or higher than 2.80
Adjusted Net Debt/Adjusted EBITDA	Equal to or lower than 3.80
Adjusted Total Debt/Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1)/Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
EBITDA/Financial Expenses Paid	Equal to or higher than 2.35
Net Debt/Adjusted EBITDA	Equal to or lower than 3.50
(1) “Other Onerous Debts” correspond to the sum of pension obligations and health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of June 30, 2020, and December 31, 2019, the Company met the requirements set forth by its borrowings and financing agreements.

Borrowings and financing – Credit limited

Agent	June 30, 2020
(in millions of reais (*))
Brazilian Federal Savings Bank	1,696
Brazilian Development Bank (BNDES)	711
Japan International Cooperation Agency (JICA)	104
Inter-American Development Bank (BID)	1,643
International Bank for Reconstruction and Development (BIRD)	1,366
Other	49
TOTAL	5,569

(*) Brazilian Central Bank’s exchange rate as of June 30, 2020 (US$ 1.00 = R$ 5.4760; ¥ 1.00 = R$ 0.05081).

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

16	Taxes and contributions

(a)	Current assets

	June 30, 2020	December 31, 2019
Recoverable taxes
Income tax and social contribution	277,063	136,436
Withheld income tax (IRRF) on financial investments	1,499	1,359
Other federal taxes	17,094	3,471
Total	295,656	141,266

The increase in income tax and social contribution was mainly due to the tax loss calculated in the period.

PAGE: 57 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(b)	Current liabilities

	June 30, 2020	December 31, 2019
Taxes and contributions payable
Cofins and Pasep	326,474	94,027
INSS (social security contribution)	121,819	39,404
IRRF (withholding income tax)	8,117	69,932
Other	33,796	46,955
Total	490,206	250,318

The increase in Cofins, Pasep and INSS was due to payment postponements permitted by the Administrative Rules 139 of April 13, 2020 and 245 of June 15, 2020, of the Ministry of Economy.

17	Deferred taxes and contributions

(a)	Statement of financial position details

	June 30, 2020	December 31, 2019
Deferred tax assets
Provisions	351,910	366,673
Pension plan liabilities - G1	156,003	157,998
Donations of underlying assets on concession agreements	50,757	51,818
Credit losses	175,201	145,622
Other	158,893	183,147
Total deferred tax asset	892,764	905,258

Deferred tax liabilities
Temporary difference on concession of intangible asset	(398,472)	(408,732)
Capitalization of borrowing costs	(398,711)	(409,236)
Profit on supply to government entities	(360,063)	(372,289)
Actuarial gain – G1 Plan	(54,222)	(54,222)
Construction margin	(50,225)	(83,399)
Borrowing costs	(10,060)	(11,376)
Total deferred tax liabilities	(1,271,753)	(1,339,254)

Deferred tax assets/(liabilities), net	(378,989)	(433,996)

PAGE: 58 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(b)	Changes

Deferred income tax assets	December 31, 2019	Net change	June 30, 2020
Provisions	366,673	(14,763)	351,910
Pension obligations - G1	157,998	(1,995)	156,003
Donations of underlying assets on concession agreements	51,818	(1,061)	50,757
Credit losses	145,622	29,579	175,201
Other	183,147	(24,254)	158,893
Total	905,258	(12,494)	892,764

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(408,732)	10,260	(398,472)
Capitalization of borrowing costs	(409,236)	10,525	(398,711)
Profit on supply to government entities	(372,289)	12,226	(360,063)
Actuarial gain – G1	(54,222)	-	(54,222)
Construction margin	(83,399)	33,174	(50,225)
Borrowing costs	(11,376)	1,316	(10,060)
Total	(1,339,254)	67,501	(1,271,753)

Deferred tax liability, net	(433,996)	55,007	(378,989)

Deferred income tax assets	December 31, 2018	Net change	June 30, 2019
Provisions	337,833	(6,102)	331,731
Pension obligations - G1	157,044	454	157,498
Donations of underlying assets on concession agreements	54,131	(1,320)	52,811
Credit losses	197,920	9,429	207,349
Other	186,887	(5,407)	181,480
Total	933,815	(2,946)	930,869

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(433,842)	12,566	(421,276)
Capitalization of borrowing costs	(420,978)	3,757	(417,221)
Profit on supply to government entities	(206,978)	1,703	(205,275)
Actuarial gain – G1	(36,430)	-	(36,430)
Construction margin	(86,164)	1,383	(84,781)
Borrowing costs	(10,665)	1,819	(8,846)
Total	(1,195,057)	21,228	(1,173,829)

Deferred tax liability, net	(261,242)	18,282	(242,960)

PAGE: 59 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Deferred income tax assets	December 31, 2018	Net change	June 30, 2019
Provisions	337,833	(6,102)	331,731
Pension obligations - G1	157,044	454	157,498
Donations of underlying assets on concession agreements	54,131	(1,320)	52,811
Credit losses	197,920	9,429	207,349
Other	186,887	(5,407)	181,480
Total	933,815	(2,946)	930,869

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(433,842)	12,566	(421,276)
Capitalization of borrowing costs	(420,978)	3,757	(417,221)
Profit on supply to government entities	(206,978)	1,703	(205,275)
Actuarial gain – G1	(36,430)	-	(36,430)
Construction margin	(86,164)	1,383	(84,781)
Borrowing costs	(10,665)	1,819	(8,846)
Total	(1,195,057)	21,228	(1,173,829)

Deferred tax liability, net	(261,242)	18,282	(242,960)

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	April to June 2020	January to June 2020	April to June 2019	January to June 2019

Profit/(loss) before income taxes	517,091	(460,166)	648,793	1.639,993
Statutory rate	34%	34%	34%	34%

Estimated expense at statutory rate	(175,811)	156,456	(220,590)	(557,598)
Benefit of interest on equity	48,009	48,009	40,412	40,412
Permanent differences:
Provision Law 4,819/1958 – G0 (i)	(9,669)	(19,764)	(11,507)	(23,433)
Donations	(2,156)	(5,930)	(6,191)	(8,012)
Other differences	696	1,609	3,458	10,304

Income tax and social contribution	(138,931)	180,380	(194,418)	(538,327)

Current income tax and social contribution	(107,351)	125,373	(246,124)	(556,609)
Deferred income tax and social contribution	(31,580)	55,007	51,706	18,282
Effective rate	27%	39%	30%	33%

(i)	Permanent difference related to the provision for actuarial liability (Note 19 (b) (ii)).

PAGE: 60 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

18	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to a number of legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.14 to the Annual Financial Statements as of December 31, 2019. The terms and payment amounts depend on the outcome of the lawsuits.

	June 30, 2020			December 31, 2019
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	153,738	(9,996)	143,742	253,665	(9,973)	243,692
Supplier claims (ii)	199,841	(302)	199,539	153,654	(298)	153,356
Other civil claims (iii)	83,479	(2,509)	80,970	93,910	(16,496)	77,414
Tax claims (iv)	59,939	(3,563)	56,376	59,143	(3,518)	55,625
Labor claims (v)	318,672	(13,854)	304,818	325,129	(12,329)	312,800
Environmental claims (vi)	219,360	(29)	219,331	192,950	(29)	192,921
Total	1,035,029	(30,253)	1,004,776	1,078,451	(42,643)	1,035,808

Current	597,176	-	597,176	550,247	-	550,247
Noncurrent	437,853	(30,253)	407,600	528,204	(42,643)	485,561

(II) Changes

	December 31, 2019	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2020
Customer claims (i)	253,665	6,240	9,054	(73,380)	(41,841)	153,738
Supplier claims (ii)	153,654	74,383	8,073	(35,535)	(734)	199,841
Other civil claims (iii)	93,910	7,297	5,247	(16,981)	(5,994)	83,479
Tax claims (iv)	59,143	1,496	1,139	(75)	(1,764)	59,939
Labor claims (v)	325,129	28,126	20,092	(34,736)	(19,939)	318,672
Environmental claims (vi)	192,950	17,731	10,369	-	(1,690)	219,360
Subtotal	1,078,451	135,273	53,974	(160,707)	(71,962)	1,035,029
Escrow deposits	(42,643)	(6,903)	(833)	14,539	5,587	(30,253)
Total	1,035,808	128,370	53,141	(146,168)	(66,375)	1,004,776

PAGE: 61 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	December 31, 2018	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2019
Customer claims (i)	290,649	9,401	13,698	(68,993)	(35,145)	209,610
Supplier claims (ii)	67,985	4,856	7,694	(25,970)	(27,807)	26,758
Other civil claims (iii)	98,302	9,280	15,168	(5,297)	(19,081)	98,372
Tax claims (iv)	63,335	838	1,680	(4,491)	(2,097)	59,265
Labor claims (v)	302,935	81,211	41,653	(21,976)	(26,602)	377,221
Environmental claims (vi)	170,419	22,148	12,172	-	(287)	204,452
Subtotal	993,625	127,734	92,065	(126,727)	(111,019)	975,678
Escrow deposits	(100,763)	(10,449)	(11,102)	17,272	62,194	(42,848)
Total	892,862	117,285	80,963	(109,455)	(48,825)	932,830

(b)	Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	June 30, 2020	December 31, 2019
Customer claims (i)	100,839	86,061
Supplier claims (ii)	1,667,893	1,986,736
Other civil claims (iii)	721,371	679,623
Tax claims (iv)	1,207,466	1,184,811
Labor claims (v)	921,140	631,364
Environmental claims (vi)	5,150,506	4,864,894
Total	9,769,215	9,433,489

(c)	Explanation on the nature of main classes of lawsuits

(i)	Customer claims

Approximately 680 lawsuits (680 as of December 31, 2019) were filed by commercial customers, who claim that their tariffs should correspond to other customer categories, and 320 lawsuits (320 as of December 31, 2019) in which customers claimed a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company, and 30 lawsuits (30 as of December 31, 2019) in which customers plead the reduction in tariff under the category “Social Welfare Entity”.

PAGE: 62 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(ii)	Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and the economic and financial imbalance of the agreements and are in progress at different courts.

(iii)	Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management, which were accrued while others were deemed as contingent liabilities.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company.

(d)	Guarantee insurance for escrow deposit

On May 25, 2020, the Company contracted guarantee insurance for escrow deposit, in the amount of R$ 500 million, for one year. Such insurance will be used to settle legal claims instead of having immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

From April to June 2020, the Company used R$ 69.8 million of the contracted amount (R$ 43.2 million from April to June 2019). A total of R$ 431.8 million from the current contract is outstanding.

19	Employees benefits

(a)	Healthcare plan

Since August 1, 2019, the new health plans managed by Fundação CESP (FUNCESP), which replaced the previous health plans managed by SABESPREV, have been in effect.

Benefits are now paid after the event, free of choice, sponsored by contributions of SABESP and the employees. In the second quarter of 2020, the Company contributed 9.4%, on average, of gross payroll, totaling R$ 58,670 (8.2% in the second quarter of 2019, totaling R$ 56,995, of which R$ 50,577 corresponding to regular expenses and R$ 6,418 to extraordinary contributions to meet the solvency margin).

PAGE: 63 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(b)	Pension plan liabilities

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais and FUNCESP (iii).

Defined benefit plans

Summary of pension plan - Liabilities

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2019	(314,677)	(3,046,255)	(3,360,932)
Expenses recognized in 2020	(12,482)	(103,131)	(115,613)
Payments made in 2020	18,721	84,726	103,447
Pension plan liabilities on June 30, 2020	(308,438)	(3,064,660)	(3,373,098)

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2018	(363,902)	(2,606,107)	(2,970,009)
Expenses recognized in 2019	(20,037)	(113,683)	(133,720)
Payments made in 2019	18,455	83,795	102,250
Pension plan liabilities as of June 30, 2019	(365,484)	(2,635,995)	(3,001,479)

(i)	G1 Plan

Managed by SABESPREV, the defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

In the second quarter of 2020, expenses related to the obligation of defined benefit in the G1 Plan totaled R$ 4,619, R$ 646 and R$ 408 (R$ 7,506, R$ 1,063 and R$ 689 in the second quarter of 2019), from January to June 2020, they totaled R$ 9,149, R$ 1,283 and R$ 805 (R$ 13,699, R$ 2,587 and R$ 1,930 from January to June 2019), allocated to operating costs, selling expenses and administrative expenses, respectively. In the second quarter of 2020 and 2019, R$ 568 and R$ 760 were capitalized in assets, respectively. From January to June, these amounts totaled R$ 1,245 and R$ 1,821 in 2020 and 2019, respectively.

(ii)	G0 Plan

Pursuant to State Law 4,819/1958, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan". The Company pays these supplemental benefits on behalf of GESP and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by GESP.

In the second quarter of 2020, expenses related to the obligation of the benefit defined in the G0 Plan, recorded under administrative expenses, totaled R$ 51,566 (R$ 56,842 in the second quarter of 2019). From January to June 2020 and 2019, these expenses totaled R$ 103,131 and R$ 113,683, respectively.

(iii)	Sabesprev Mais and FUNCESP Plan

Since December 31, 2019, the “Sabesprev Mais” Defined Contribution Plan, managed by SABESPREV, has not been accepting any new adhesions and, since January 1, 2020, new employees have the option to enroll in the Defined Contribution Plan managed by FUNCESP, as well as those who did not enroll in the Sabesprev Mais Plan.

PAGE: 64 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% on the basic contribution made by the participant.

In the second quarter of 2020, expenses related to defined contribution totaled R$ 3,617, R$ 458 and R$ 1,046 (R$ 3,471, R$ 457 an R$ 927 in the second quarter of 2019), and from January to June 2020, these expenses totaled R$ 7,387, R$ 938 and R$ 2,102 (R$ 7,031, R$ 928 and R$ 1,866 from January to June 2019), allocated to operating costs, selling expenses and administrative expenses, respectively. In the second quarter of 2020 and 2019, R$ 654 and R$ 487 were capitalized in assets, respectively. From January to June, these amounts totaled R$ 1,317 and R$ 979 in 2020 and 2019, respectively.

(c)	Profit sharing

The Company has a profit-sharing program in accordance with an agreement with the labor union. Payment corresponds to up to one-month salary for each employee, depending on performance of goals reached from January to December. In the second quarter of 2020 and 2019, R$ 22,050 and R$ 23,429, respectively, were accrued under Labor liabilities and, from January to June 2020 and 2019, these amounts totaled R$ 46,067 and R$ 46,230, respectively.

20	Services payable

This account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable related to the transfer of 7.5% of revenue earned in the São Paulo municipal government to the Municipal Fund for Environmental Sanitation and Infrastructure. The balances as of June 30, 2020, and December 31, 2019, were R$ 580,139 and R$ 474,078, respectively.

21	Knowledge Retention Program and Consent Decree

a)     Knowledge Retention Program (PRC)

In June 2018, the Knowledge Retention Program (PRC) was implemented aiming to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

For those enrolled in the Program, the compliance with the agreements of the Collective Bargaining Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination.

As of June 30, 2020, the total balance was R$ 148,135 (R$ 153,377 as of December 31, 2019), recoded in Labor liabilities, under current liabilities.

b)     Consent Decree (TAC)

As of June 30, 2020, the amount accrued under Labor liabilities, related to the Consent Decree, totaled R$ 10,045 under current liabilities (R$ 8.242 as of December 31, 2019 under current liabilities and R$ 2,230 under noncurrent liabilities).

PAGE: 65 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

22	Equity

(a)	Subscribed and paid-in capital

As of June 30, 2020, and December 31, 2019, subscribed and paid-in capital was represented by 683,509,869 registered, book-entry common shares with no par value, as follows:

	June 30, 2020		December 31, 2019
	Number of shares	%	Number of shares	%
São Paulo State Government (1) (2)	343,507,756	50.26	343,524,285	50.26
Companhia Brasileira de Liquidação e Custódia	246,578,730	36.07	235,643,765	34.47
The Bank Of New York ADR Department (equivalent in shares) (3)	92,890,157	13.59	103,823,655	15.19
Others	533,226	0.08	518,164	0.08

	683,509,869	100.00	683,509,869	100.00

(1)	As of June 30, 2020, includes 343,507,750 shares from the Treasury Department of the São Paulo State and six shares held by Companhia Paulista de Parcerias (CPP), which is controlled by the São Paulo State Government.
(2)	There is a lawsuit with a mandatory injunction filed under number 1051534-40.2019.8.26.0053 pending at the 7th Tax Court of the City of São Paulo, pleading the unlawfulness of the disposal of shares owned by the Treasury Department of the São Paulo State to third parties, filed by Banco Bradesco S.A., the custodian and bookkeeping agent of the Company’s shares.
(3)	each ADR corresponds to 1 share.

(b)	Interest on capital payable

The Annual Shareholders’ Meeting of April 28, 2020 approved the distribution of dividends as interest on capital in the amount of R$ 799,785, corresponding to minimum mandatory dividend of R$ 141,203 as additional dividends, totaling R$ 940,988, paid on May 29, 2020.

23	Earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	April to June 2020	January to June 2020	April to June 2019	January to June 2019

Profit/(loss) attributable to Company’s owners	378,160	(279,786)	454,375	1,101,666
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings/(loss) per share (reais per share)	0.55326	(0.40934)	0.66477	1.61178

PAGE: 66 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

24	Operating segment information

Management has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	April to June 2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	3,662,613	1,019,600	4,682,213
Gross sales deductions	(249,667)	-	(249,667)
Net operating revenue	3,412,946	1,019,600	4,432,546
Costs, selling, general and administrative expenses	(2,355,900)	(996,676)	(3,352,576)
Income from operations before other operating expenses, net and equity accounting	1,057,046	22,924	1,079,970
Other operating income / (expenses), net			109,684
Equity accounting			2,905
Financial result, net			(675,468)
Income before income tax and social contribution			517,091
Depreciation and amortization	(498,546)	-	(498,546)

	January to June 2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	7,466,490	1,541,020	9,007,510
Gross sales deductions	(532,614)	-	(532,614)
Net operating revenue	6,933,876	1,541,020	8,474,896
Costs, selling, general and administrative expenses	(4,892,785)	(1,505,441)	(6,398,226)
Income from operations before other operating expenses, net and equity accounting	2,041,091	35,579	2,076,670
Other operating income / (expenses), net			112,437
Equity accounting			6,480
Financial result, net			(2,655,753)
Income before income tax and social contribution			(460,166)
Depreciation and amortization	(982,115)	-	(982,115)

PAGE: 67 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	April to June 2019
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	3,579,047	688,530	4,267,577
Gross sales deductions	(269,667)	-	(269,667)
Net operating revenue	3,309,380	688,530	3,997,910
Costs, selling, general and administrative expenses	(2,522,010)	(673,050)	(3,195,060)
Income from operations before other operating expenses, net and equity accounting	787,370	15,480	802,850
Other operating income/(expenses), net			(2,701)
Equity accounting			4,221
Financial result, net			(155,577)
Income before taxes			648,793
Depreciation and amortization	(424,538)	-	(424,538)

	January to June 2019
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	7,115,195	1,292,057	8,407,252
Gross sales deductions	(530,838)	-	(530,838)
Net operating revenue	6,584,357	1,292,057	7,876,414
Costs, selling, general and administrative expenses	(4,678,491)	(1,263,008)	(5,941,499)
Income from operations before other operating expenses, net and equity accounting	1,905,866	29,049	1,934,915
Other operating income/(expenses), net			5,126
Equity accounting			5,985
Financial result, net			(306,033)
Income from operations before taxes			1,639,993
Depreciation and amortization	(835,401)		(835,401)

PAGE: 68 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(i)	See Note 30 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information to long-lived asset.

(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized in accordance with ICPC 01 (R1)/IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 13 (e) for further information.

Explanation on the reconciliation items for the financial statements. The impacts on gross operating income and costs are as follows:

	April to June 2020	January to June 2020	April to June 2019	January to June 2019

Gross revenue from construction recognized under ICPC 1 (R1)	1,019,600	1,541,020	688,530	1,292,057
Construction costs recognized under ICPC 1 (R1)	(996,676)	(1,505,441)	(673,050)	(1,263,008)

Construction margin	22,924	35,579	15,480	29,049

25	Operating revenue

(a)	Revenue from sanitation services:

	April to June 2020	January to June 2020	April to June 2019	January to June 2019

Metropolitan Region of São Paulo	2,630,554	5,300,720	2,552,184	5,020,318
Regional Systems	1,032,058	2,165,770	1,026,863	2,094,877
Total	3,662,612	7,466,490	3,579,047	7,115,195

(b)	Reconciliation between gross operating income and net operating income:

	April to June 2020	January to June 2020	April to June 2019	January to June 2019

Revenue from sanitation services (i)	3,662,612	7,466,490	3,579,047	7,115,195
Construction revenue	1,019,600	1,541,020	688,530	1,292,057
Sales tax	(232,769)	(498,820)	(254,613)	(501,135)
Regulation, Control and Oversight Fee (TRCF)	(16,897)	(33,794)	(15,054)	(29,703)
Net revenue	4,432,546	8,474,896	3,997,910	7,876,414

(i) Includes the amounts of R$ 17,168 from April to June 2020 and R$ 35,906 from January to June 2020 (R$ 16,958 from April to June 2019 and R$ 33,676 from January to June 2019), from the TRCF charged from customers from the municipalities regulated by ARSESP.

PAGE: 69 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

26	Operating costs and expenses

	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Operating costs
Salaries, payroll charges and benefits	(488,232)	(991,909)	(567,718)	(1,067,266)
Pension plan obligations	(8,979)	(18,681)	(12,438)	(24,669)
Construction costs (Note 24)	(996,676)	(1,505,441)	(673,050)	(1,263,008)
General supplies	(48,814)	(105,463)	(68,426)	(123,526)
Treatment supplies	(81,198)	(174,962)	(75,736)	(162,429)
Outsourced services	(306,044)	(615,008)	(317,405)	(591,359)
Electricity	(277,707)	(603,545)	(278,585)	(561,019)
General expenses	(148,979)	(314,775)	(172,472)	(324,976)
Depreciation and amortization	(462,271)	(911,128)	(398,149)	(782,830)
	(2,818,900)	(5,240,912)	(2,563,979)	(4,901,082)

Selling expenses
Salaries, payroll charges and benefits	(70,081)	(138,075)	(81,396)	(151,418)
Pension plan obligations	(1,209)	(2,523)	(1,726)	(3,404)
General supplies	(982)	(2,397)	(1,954)	(3,674)
Outsourced services	(78,446)	(140,506)	(84,619)	(170,596)
Electricity	(273)	(636)	(343)	(710)
General expenses	(26,069)	(60,455)	(28,504)	(55,740)
Depreciation and amortization	(14,463)	(28,901)	(4,627)	(8,822)
	(191,523)	(373,493)	(203,169)	(394,364)

Bad debt expenses (Nota 8 (c))	(117,177)	(274,666)	(80,815)	(88,575)

Administrative expenses
Salaries, payroll charges and benefits	(59,865)	(123,784)	(72,374)	(132,850)
Pension plan obligations	(29,956)	(61,161)	(35,908)	(72,967)
General supplies	(7,721)	(15,345)	(1,002)	(1,590)
Outsourced services	(57,529)	(110,626)	(52,341)	(114,585)
Electricity	(482)	(815)	(601)	(794)
General expenses	(29,416)	(121,647)	(138,209)	(150,219)
Depreciation and amortization	(21,812)	(42,086)	(21,762)	(43,749)
Tax expenses	(18,195)	(33,691)	(24,900)	(40,724)
	(224,976)	(509,155)	(347,097)	(557,478)

PAGE: 70 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Operating costs and expenses
Salaries, payroll charges and benefits	(618,178)	(1,253,768)	(721,488)	(1,351,534)
Pension plan obligations	(40,144)	(82,365)	(50,072)	(101,040)
Construction costs (Note 24)	(996,676)	(1,505,441)	(673,050)	(1,263,008)
General supplies	(57,517)	(123,205)	(71,382)	(128,790)
Treatment supplies	(81,198)	(174,962)	(75,736)	(162,429)
Outsourced services	(442,019)	(866,140)	(454,365)	(876,540)
Electricity	(278,462)	(604,996)	(279,529)	(562,523)
General expenses	(204,464)	(496,877)	(339,185)	(530,935)
Depreciation and amortization	(498,546)	(982,115)	(424,538)	(835,401)
Tax expenses	(18,195)	(33,691)	(24,900)	(40,724)
Bad debt expenses (Nota 8 (c))	(117,177)	(274,666)	(80,815)	(88,575)
	(3,352,576)	(6,398,226)	(3,195,060)	(5,941,499)

PAGE: 71 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

27	Financial income (expenses)

	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Financial expenses
Interest and charges on borrowings and financing – local currency	(89,259)	(162,840)	(77,763)	(158,931)
Interest and charges on borrowings and financing – foreign currency	(35,241)	(84,339)	(41,068)	(83,529)
Other financial expenses	(85,319)	(164,270)	(91,687)	(171,322)
Income tax over international remittance	(4,546)	(9,739)	(4,353)	(9,021)
Inflation adjustment on borrowings and financing	10,102	(8,505)	(13,307)	(29,999)
Other inflation adjustments	(33,587)	(65,801)	(30,429)	(41,609)
Interest and inflation adjustments on provisions	(5,148)	(31,409)	(49,651)	(66,324)
Total financial expenses	(242,998)	(526,903)	(308,258)	(560,735)

Financial revenue
Inflation adjustment gains	23,372	59,520	24,732	50,542
Income on short-term investments	22,847	44,949	38,233	77,208
Interest income	26,543	72,099	34,139	77,301
Cofins and Pasep	(3,599)	(8,476)	(4,555)	(9,574)
Other	1	4	4	7
Total financial income	69,164	168,096	92,553	195,484

Financial income (expenses), net before exchange variation	(173,834)	(358,807)	(215,705)	(365,251)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (i)	(502,039)	(2,298,578)	58,806	58,631
Exchange gains on assets	404	1,628	1,322	591
Other exchange variations	1	4	-	(4)
Exchange variations, net	(501,634)	(2,296,946)	60,128	59,218

Financial income (expenses), net	(675,468)	(2,655,753)	(155,577)	(306,033)

(i) Increase of R$ 560.8 million in exchange variations in borrowings and financing, mainly due to higher appreciation of the US dollar and Yen against the Real in the second quarter of 2020, of 5.3% and 5.1%, respectively, compared to the variation in the second quarter of 2019, of -1.7% (dollar) and 0.9% (Yen).

PAGE: 72 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

28	Other operating revenues (expenses), net

	April to June 2020	January to June 2020	April to June 2019	January to June 2019

Other operating income, net	30,616	40,655	20,831	34,216
Other operating expenses	79,068	71,782	(23,532)	(29,090)

Other operating income (expenses), net	109,684	112,437	(2,701)	5,126

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, and creation and reversal of estimated losses with asset indemnification, the main quarterly impact being the agreement signed with the municipality of Mauá.

29	Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of June 30, 2020 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,651,494	1,414,227	679,162	2,782,343	6,527,226
Contractual obligations – Investments	2,134,581	2,197,548	1,956,272	863,080	7,151,481
Total	3,786,075	3,611,775	2,635,434	3,645,423	13,678,707

The main commitment refers to the São Lourenço PPP. See Note 13 (g).

PAGE: 73 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

30	Supplemental cash flow information

	January to June 2020	January to June 2019

Total additions to contract assets (Note 12)	1,708,731	1,390,646
Total additions to intangible assets (Note 13 (b))	373,728	214,176

Items not affecting cash (see breakdown below)	(827,073)	(703,327)

Total additions to intangible and contract assets as per statement of cash flows	1,255,386	901,495

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (d))	139,994	133,010
Contractors payable	196,867	319,793
Program contract commitments	58,323	104,931
Public-Private Partnership - São Lourenço PPP (Note 13 (g))	-	10,590
Performance agreements	92,190	-
Lease	23,346	105,954
Construction margin (Note 24)	35,579	29,049
Agreement with the municipality of Mauá	280,774	-
Total	827,073	703,327

31	Events after the reporting period

•	ARSESP Resolution 1,017

On July 1, 2020, the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP) published Resolution 1,017, which:

i.	Extends the exemption from payment of water/sewage bills for consumers in the Residential Social and Residential Favela categories until August 15, 2020; and
ii.	Postpones the application of the Company's tariff adjustment index to August 15, 2020.

•	26th Issue Debentures

On July 10, 2020, SABESP carried out the 26th issue debentures in the amount of R$ 1.045 billion, maturing in July 2030, in two series, the first of which totaling R$ 600.0 million with interest at IPCA + 4.65% p.a., and the second totaling R$ 445.0 million at IPCA + 4.95% p.a.

•	Program Contract

On July 10, 2020, the Company renewed the Program Contract with the municipality of Pedrinhas Paulista for 30 years.

PAGE: 74 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

•	Temporary suspension of payments of principal and interest – BNDES - (Standstill)

On July 21, 2020, BNDES authorized the Company to temporarily suspend the payments of principal and interest from August 15, 2020 to December 15, 2020, with capitalization on the outstanding balance, for each event falling due, without changing the final term of the debt amortization or the interest rates of the Contracts.

•	Weighted Average Cost of Capital (WACC)

On July 30, 2020, the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP) released Technical Note NT.F-0042-2020 and the Substantiated Report with the result of Public Consultation 06/2020, which addresses the establishment of the Weighted Average Cost of Capital (WACC) of 8.10% for SABESP’s Third Ordinary Tariff Revision.

PAGE: 75 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Projections

Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

PAGE: 76 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Other Information Deemed as Relevant by the Company

1.	CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of June 30, 2020
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department (1)	343,507,750	50.3%	343,507,750	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	3,000	0.0%	3,000	0.0%
Board of Executive Officers	-	-	-	-

Fiscal Council	0	0%	0	0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,510,756	50.3%	343,510,756	50.3%

Outstanding Shares	339,999,113	49.7%	339,999,113	49.7%

(1) There is a lawsuit with a mandatory injunction filed under number 1051534-40.2019.8.26.0053 pending at the 7th Tax Court of the City of São Paulo, pleading the unlawfulness of the disposal of shares owned by the Treasury Department of the São Paulo State to third parties, filed by Banco Bradesco S.A., the custodian and bookkeeping agent of SABESP’s shares.

PAGE: 77 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of June 30, 2019
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	3,000	0.0%	3,000	0.0%
Board of Executive Officers	-	-	-	-

Fiscal Council	2	0.0%	2	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,527,293	50.3%	343,527,293	50.3%

Outstanding Shares	339,982,576	49.7%	339,982,576	49.7%

2.	SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of June 30, 2020 (Number of shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,507,750	50.3	343,507,750	50.3

PAGE: 78 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Unqualified Report on Special Review

Report on Review of Quarterly Financial Information - ITR

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“The Company”), contained in the Quarterly Financial Information Form (ITR) for the quarter ended June 30, 2020, comprising the balance sheet as of June 30, 2020 and the respective statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Accounting Pronouncement CPC 21(R1) and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standard on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Financial Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statement of added value

The interim financial information referred above comprise the statement of added value (DVA) for the three-month period ended June 30, 2020, prepared under the responsibility of the Company's management, presented as supplementary information for the purposes of IAS 34. This statement was submitted to the review procedures performed together with the review of the Quarterly Financial Information, with the purpose to evaluate whether this is reconciled to the financial information and to accounting records, as applicable, and whether their form and presentation and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that the statement of added value referred to above has not been prepared, in all material respects, according to the criteria defined in this Standard and consistently in relation to the interim financial information taken as a whole.

São Paulo, August 13, 2020

KPMG Auditores Independentes

CRC SP-014428/O-6

(Original report in Portuguese signed by)

Bernardo Moreira Peixoto Neto

Accountant CRC RJ-064887/O-8

PAGE: 79 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Interim Financial Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the interim financial information for the period ended June 30, 2020. São Paulo, August 13, 2020.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

Ricardo Daruiz Borsari

Regional Systems Officer

PAGE: 80 of 81

ITR - Quarterly Information Form - 6/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1 of article 25, item V, of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the interim financial information for the period ended June 30, 2020.

São Paulo, August 13, 2020.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

Ricardo Daruiz Borsari

Regional Systems Officer

PAGE: 81 of 81

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 28, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.